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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

RALLY SOFTWARE DEVELOPMENT CORP.
(Name of Subject Company)

RALLY SOFTWARE DEVELOPMENT CORP.
(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

751198102
(CUSIP Number of Class of Securities)

Timothy A. Miller
President, Chief Executive Officer and Chairman
Rally Software Development Corp.
3333 Walnut Street
Boulder, Colorado 80301
(303) 565-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)

With copies to:
Michael L. Platt Jamie Leigh Cooley LLP 380 Interlocken Crescent, Suite 900 Broomfield, CO 80021 (720) 566-4000	David Huberman General Counsel and Secretary Rally Software Development Corp. 3333 Walnut Street Boulder, Colorado 80301 (303) 565-2800
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.    Subject Company Information.

Name and Address.

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this "Schedule 14D-9") relates is Rally Software Development Corp., a Delaware corporation ("Rally"). The address of the principal executive offices of Rally is 3333 Walnut St., Boulder, Colorado and its telephone number is (303) 565-2800. In this Schedule 14D-9, "we," "us," "our," "Company" and "Rally" refer to Rally Software Development Corp.

Securities.

        The title of the class of equity securities to which this Schedule 14D-9 relates is the Common Stock, par value $0.0001 per share, of Rally. As of May 31, 2015, there were 25,647,582 shares of Common Stock of Rally issued and outstanding.

Item 2.    Identity and Background of Filing Person.

Name and Address.

        The name, address and telephone number of Rally, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above. Rally is the subject company. Rally's website is https://www.rallydev.com. The website and the information on or available through the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.

Tender Offer.

        This Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission ("SEC") on June 8, 2015 (together with any amendments and supplements thereto, the "Schedule TO") by CA, Inc., a Delaware corporation ("Parent"), and Grand Prix Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("Purchaser"). The Schedule TO relates to the tender offer for all of the outstanding shares of Common Stock, par value $0.0001 per share, of Rally (sometimes referred to herein as, "Common Stock" or the "Shares"), for a purchase price of $19.50 per Share, net in cash (the "Offer Price"), without interest, subject to any required withholding of taxes, if any, upon the terms and conditions set forth in the offer to purchase dated June 8, 2015 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related letter of transmittal (the "Letter of Transmittal"), which, together with any amendments or supplements, collectively constitute the "Offer."

        The Offer to Purchase and the Letter of Transmittal are being mailed to Rally's stockholders together with this Schedule 14D-9 and filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

        The Offer is being made pursuant to the Acquisition Agreement, dated as of May 27, 2015 (as it may be amended from time to time, the "Acquisition Agreement"), by and among Parent, Purchaser, and Rally. The Acquisition Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver (to the extent permitted by applicable law) of the conditions set forth in the Acquisition Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (the "DGCL") and other applicable laws, Purchaser will merge with and into Rally (the "Merger"), with Rally continuing as the surviving corporation (the "Surviving Corporation"). As a result of the Merger, each outstanding Share (other than Shares owned by Parent, Purchaser, Rally, any wholly-owned subsidiary of Parent, Purchaser or the Company, and Shares held by stockholders who are entitled to demand and are properly demanding appraisal rights pursuant to, and who are complying in all respects with, the provisions of Section 262 of the DGCL) will be converted into the right to receive, without interest thereon and less any required withholding taxes, an amount equal to the Offer Price. Upon the effective time of the Merger (the "Effective Time"), Rally will cease to be a publicly traded company and will become wholly-owned by Parent. The Offer, the Merger and the other transactions contemplated by the Acquisition Agreement are collectively referred to as the "Transactions." The Acquisition Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        The initial expiration date of the Offer is at 12:01 a.m. Eastern Time on July 9, 2015, unless the Offer is extended pursuant to the terms of the Acquisition Agreement or the Offer is earlier terminated.

        As set forth in the Offer to Purchase, the principal office address of each of Parent and Purchaser is 520 Madison Avenue, New York, New York, 10022. The telephone number at the principal office is (800) 225-5224.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Except as set forth or incorporated by reference in this Schedule 14D-9, including in the Definitive Proxy Statement of Rally on Schedule 14A filed with the SEC on May 11, 2015 and attached to this Schedule 14D-9 as Exhibit (e)(4) hereto, which is incorporated by reference herein (the "Proxy Statement"), to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) Rally or any of its affiliates, on the one hand and (ii)(x) any of its executive officers, directors or affiliates, or (y) Parent, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand. The Proxy Statement is being furnished to our stockholders pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Item 1005(d) of Regulation M-A. Any information that is incorporated herein by reference will be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

General.

        Our executive officers, members of our Board of Directors (our "Board") and affiliates may be deemed to have interests in the execution and delivery of the Acquisition Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of our stockholders generally. These interests may create potential conflicts of interest. Our Board was aware of these interests and considered them, among other things, in reaching its decision to approve the Acquisition Agreement and the Transactions, as discussed below in "Item 4. The Solicitation and Recommendation—Background and Reason for the Recommendation." As described in more detail below, these interests include:

  •
  the cancellation and conversion of each vested Company option ("Vested Option") at the Effective Time into the right to receive a cash payment, if any, equal to the product of (A) the number of Shares covered by such Vested Option immediately prior to the Effective Time, multiplied by (B) the excess, if any, of the Offer Price over the exercise price per share of such Vested Option, without interest and less any required withholding taxes;

  •
  the cancellation and conversion of each unvested Company option ("Unvested Option") at the Effective Time into the right to receive a cash payment, if any, equal to the product of (A) the number of Shares covered by such Unvested Option immediately prior to the closing of the Merger, multiplied by (B) the excess, if any, of the Offer Price over the exercise price per share of such Unvested Option, without interest and less any required withholding taxes (the "Unvested Option Cash"), which except as otherwise provided in a written employment agreement between the holder of such Unvested Option and Parent, will be subject to the same terms and conditions set forth in the applicable Company stock plan under which it was granted and the agreements evidencing the grant of such Unvested Option, including any provisions with respect to vesting;

  •
  the cancellation and conversion of each vested Company restricted stock unit ("Vested RSU") at the Effective Time into the right to receive a cash payment equal to the product of (A) the number of Shares covered by such Vested RSU immediately prior to the closing of the Merger, multiplied by (B) the Offer Price, without interest and less any required withholding taxes;

  •
  the cancellation and conversion of each unvested Company restricted stock unit (an "Unvested RSU") at the Effective Time into the right to receive a cash payment equal to the product of (A) the number of Shares covered by such Unvested RSU immediately prior to the closing of the Merger, multiplied by (B) the Offer Price, without interest and less any required withholding taxes ("Unvested RSU Cash"), which except as otherwise provided in a written employment agreement between the holder of such Unvested RSU and Parent, will be subject to the same terms and conditions as set forth in the applicable Company stock plan, and the agreements evidencing the grant of such Unvested RSU, including any provisions with respect to vesting;

  •
  each executive's offer letter agreement with Parent (each, an "Offer Letter") provides for a retention bonus payment or payments, severance benefits and tax advisor expenses, which, in each case, will only be paid to such executive upon the occurrence of certain qualifying events as described in more detail below;

  •
  pursuant to each executive's Offer Letter, all or a portion of each executive's Unvested Option Cash and Unvested RSU Cash will be accelerated and paid out at the closing of the merger and the remaining portion, if any, of such Unvested Option Cash and Unvested RSU Cash will be fully vested and payable on a cliff basis, provided the executive remains an employee of Parent or its subsidiaries;

  •
  the acceleration of vesting of all unvested Company options and Company restricted stock units ("Company RSUs") held by non-employee directors immediately prior to and contingent upon the closing of the Merger;

  •
  the exercise of all Company warrants ("Company Warrants"); and

  •
  the entitlement to indemnification and exculpation benefits in favor of directors and officers of the Company.

        For further information with respect to the arrangements between Rally and its executive officers, directors and affiliates described in this Item 3 as well as other arrangements between Rally and its executive officers, directors and affiliates, please see the Proxy Statement, including the information under the headings "Security Ownership of Certain Beneficial Owners and Management," "Executive Compensation—Summary Compensation Table for Fiscal Years 2015 and 2014," "Executive Compensation—Non-Equity Incentive Plan Compensation," "Executive Compensation—Bonus Compensation," "Executive Compensation—Executive Employment Arrangements," "Executive Compensation—Outstanding Equity Awards at Fiscal Year End," "Executive Compensation—Employee Benefit Plans," "Director Compensation—Director Compensation for Fiscal Year 2015," and "Related-Person Transactions Policy and Procedures—Certain Related-Person Transactions."

        For a description of certain arrangements with Parent including the Offer Letters that Rally's current executive officers have entered into with Parent, please see "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Purchaser and Parent and their Affiliates—Employment Arrangements with Parent."

Arrangements between Rally and its Executive Officers, Directors and Affiliates.

Outstanding Shares Held by Directors and Executive Officers

        If the executive officers and directors of Rally who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of Rally. As of May 31, 2015, the executive officers and directors of Rally beneficially owned, in the aggregate, 1,455,689 Shares (which, for clarity, excludes shares of capital stock of Rally issuable upon the exercise of Company options, upon vesting of Company RSUs or upon exercise of Company Warrants).

        The following table sets forth (i) the number of Shares beneficially owned as of May 31, 2015 by each of our executive officers and directors (which, for clarity, excludes shares of capital stock of Rally issuable upon the exercise of Company options, upon vesting of Company RSUs or upon exercise of Company Warrants) and (ii) the aggregate cash consideration that would be payable for such Shares in connection with the Offer or the Merger, rounded to the nearest dollar (without taking into account any applicable tax withholding).

Name	Number of Shares Beneficially Owned (#)	Cash Value of Shares Owned
Named Executive Officers
Timothy A. Miller, President, Chief Executive Officer and Chairman (Director)(1)	542,342	$10,575,669
James M. Lejeal, Chief Financial Officer and Treasurer	164,805	$3,213,698
Angela T. Tucci, Chief Revenue Officer	4,400	$85,800
Daniel A. Patton, Former Executive Vice President, Global Sales(2)	0	$0
Other Executive Officers
David A. Huberman, General Counsel and Secretary	5,400	$105,300
Ryan A. Martens, Chief Technology Officer(3)	547,620	$10,678,590
Kenneth M. Mesikapp, Chief Accounting Officer, Vice President and Assistant Secretary	17,325	$337,838
Non-Employee Directors
Mark T. Carges, Director	17,210	$335,595
Margaret E. Porfido, Director	0	$0
Yancey L. Spruill, Director	0	$0
Thomas F. Bogan, Director	119,060	$2,321,670
Timothy V. Wolf, Director	35,527	$692,777
Bryan D. Stolle, Director(4)	2,000	$39,000
All of our Current Directors and Executive Officers as a Group (12 persons)(5)	1,455,689	$28,385,937

(1)
Includes 40,410 Shares held by Mr. Miller's spouse.

(2)
Mr. Patton resigned as Executive Vice President, Global Sales effective December 31, 2014.

(3)
Includes 11,200 Shares jointly held by Mr. Martens and his spouse as custodian for their son. Excludes 24,000 Shares held by JEST Holdings I, LLC and 49,800 Shares held by JEST Holdings II, LLC. Mr. Martens is the sole manager of each entity.

(4)
Mr. Stolle has not been nominated for reelection to the Board at the Company's annual meeting.

(5)
Does not include Mr. Patton.

Treatment of Company Options, Restricted Stock Units and Phantom Stock Rights

        Pursuant to the terms of the Acquisition Agreement, at the Effective Time, each Vested Option will be cancelled and converted into the right to receive a cash payment, if any, equal to the product of (A) the number of Shares that are subject to such Vested Option immediately prior to the Effective Time, multiplied by (B) the excess, if any, of the Offer Price over the exercise price per share of such Vested Option, without interest and less any required withholding taxes. Pursuant to the terms of the Acquisition Agreement, at the Effective Time, each Unvested Option will be cancelled and converted into the right to receive the Unvested Option Cash, without interest and less any required withholding taxes. Except as otherwise provided in a written employment agreement between the holder of an Unvested Option and Parent, the Unvested Option Cash will be subject to the same terms and conditions set forth in the applicable Company stock plan under which it was granted and the agreements evidencing the grant of such Unvested Option, including any provisions with respect to vesting. Payments of Unvested Option Cash will be made on the last business day of Parent's fiscal quarter in which the Unvested Options to which the Unvested Option Cash is attributable vest. If a holder of an Unvested Option fails to vest in any portion of his or her Unvested Option Cash, such amounts will be retained by Parent and forfeited by such holder for no consideration. Each Vested Option and each Unvested Option with a per share exercise price equal to or in excess of the Offer Price will terminate for no consideration at the Effective Time.

        Pursuant to the terms of the Acquisition Agreement, at the Effective Time, each Vested RSU will be cancelled and converted into the right to receive a cash payment equal to the product of (A) the number of Shares covered by such Vested RSU immediately prior to the closing of the Merger, multiplied by (B) the Offer Price, without interest and less any required withholding taxes. Pursuant to the terms of the Acquisition Agreement, at the Effective Time, each Unvested RSU will be cancelled and converted into the right to receive the Unvested RSU Cash, without interest and less any required withholding taxes. Except as otherwise provided in a written employment agreement between the holder of an Unvested RSU and Parent, the Unvested RSU Cash will be subject to the same terms and conditions set forth in the applicable Company stock plan under which it was granted, and the agreements evidencing the grant of such Unvested RSU, including any provisions with respect to vesting. Payments of Unvested RSU Cash will be made on the last business day of Parent's fiscal quarter in which the Unvested RSUs to which the Unvested RSU Cash is attributable vest. If a holder of an Unvested RSU fails to vest in any portion of his or her Unvested RSU Cash, such amounts will be retained by Parent and forfeited by such holder for no consideration.

        Pursuant to the terms of the Acquisition Agreement, at the Effective Time, each holder of a vested phantom stock right will be entitled to receive a cash payment, if any, equal to the excess of the Offer Price over the initial value indicated in each Phantom Stock Plan participant's individual Company phantom stock right grant (the "Initial Value"), without interest and less any required withholding taxes. Each holder of an unvested phantom stock right will be entitled to receive a cash payment, if any, equal to the excess of the Offer Price over the Initial Value (the "Unvested Phantom Stock Right Consideration"). The Unvested Phantom Stock Right Consideration will be subject to applicable withholding taxes and each unvested phantom stock right will continue to be subject to the same terms and conditions set forth in the Company's Phantom Stock Plan, as amended, and the agreements evidencing the grant thereof immediately prior to the Effective Time, including, without limitation, any provisions with respect to vesting. Payments of the Unvested Phantom Stock Consideration will be made on the last business day of Parent's fiscal quarter in which the unvested phantom stock rights to which the Unvested Phantom Stock Consideration is attributable vest. If a holder of an unvested phantom stock right fails to vest in any portion of his or her Unvested Phantom Stock Rights, the Unvested Phantom Stock Right Consideration relating to that portion shall be retained by Parent and forfeited by such holder. None of the executive officers or directors of Rally were granted any phantom stock rights.

        In connection with the Merger, the Board has provided that each Unvested Option and Unvested RSU held by a non-employee director will accelerate in full immediately prior to and contingent upon the closing of the Merger.

        Rally's current executive officers and certain other Rally employees have entered into Offer Letters with Parent, pursuant to which all or a portion of each executive's Unvested Option Cash and Unvested RSU Cash will be accelerated and paid out at the closing of the merger and the remaining portion, if any, of such Unvested Option Cash and Unvested RSU Cash will be fully vested and payable on a cliff basis, provided the executive remains an employee of Parent or its subsidiaries.

        The table below sets forth, for each of our executive officers and directors holding Company options with exercise prices below the Offer Price ("In-the-Money Options") and/or Company RSUs as of May 31, 2015, (i) the aggregate number of Shares subject to such In-the-Money Options and Company RSUs and (ii) the value of cash amounts payable in respect of such In-the-Money Options and RSUs on a pre-tax basis at the Effective Time, calculated by (a) in the case of Company options, multiplying the excess of the Offer Price over the respective per share exercise prices of the applicable Company options by the number of Shares subject to such Company options and (b) in the case of Company RSUs, multiplying the Offer Price by the number of Shares subject to such RSUs.

        Since April 9, 2015 (the period commencing 60 days prior to the filing of this Schedule 14D-9), none of our executive officers or directors have exercised their Company options. However, 13,554 Shares underlying Company RSUs held by our executive officers or directors vested on April 25, 2015, and 5,375 of such vested Shares were released as set forth below in "Item 6. Interest in Securities of the Subject Company." In addition, while none of our executive officers or directors has sold Shares received upon the vesting of Company RSUs, Mr. Miller gifted 10,000 Shares to a nonprofit organization on June 3, 2015.

	Vested In-the-Money Options			Unvested In-the-Money Options				Restricted Stock Units
Name	Number of Shares Underlying Vested In-the- Money Options	Weighted Average Exercise Price Per Share	Cash Spread Value of Vested In-the- Money Options	Number of Shares Underlying Unvested In-the- Money Options	Weighted- Average Exercise Price Per Share	Cash Spread Value of Unvested In-the- Money Options	Total Option Cash Spread Value	Number of Shares Underlying Restricted Stock Units	Total Cash Value of Restricted Stock Units
Timothy A. Miller	379,546	$6.38	$4,979,644	229,231	$14.63	$1,116,355	$6,095,999	103,750	$2,023,125
James M. Lejeal	91,539	$6.47	$1,192,753	88,639	$14.95	$403,307	$1,596,060	75,400	$1,470,300
Angela T. Tucci	9,150	$15.08	$40,443	88,000	$14.91	$403,920	$444,363	59,600	$1,162,200
Daniel A. Patton(1)	0	$0	$0	0	$0	$0	$0	0	$0
David A. Huberman	3,080	$13.70	$17,864	27,920	$15.05	$124,244	$142,108	31,000	$604,500
Ryan A. Martens	86,619	$4.47	$1,301,884	42,081	$14.79	$198,202	$1,500,086	46,075	$898,463
Kenneth M. Mesikapp	14,797	$9.11	$153,741	32,803	$14.44	$165,983	$319,724	30,175	$588,413
Mark T. Carges	49,328	$6.22	$655,076	292	$10.49	$2,631	$657,707	2,000	$39,000
Margaret E. Porfido	0	$0.00	$0.00	14,000	$12.45	$98,700	$98,700	5,982	$116,649
Yancey L. Spruill	0	$0.00	$0.00	14,000	$11.43	$112,980	$112,980	6,889	$134,336
Thomas F. Bogan	3,208	$10.49	$28,904	292	$10.49	$2,631	$31,535	2,000	$39,000
Timothy V. Wolf	17,301	$6.77	$220,217	292	$10.49	$2,631	$222,848	2,000	$39,000
Bryan D. Stolle(2)	3,208	$10.49	$28,904	292	$10.49	$2,631	$31,535	2,000	$39,000
All of our current directors and executive officers as a group (12 persons)(3)			$8,619,430			$2,634,215	$11,253,645		$7,153,986

(1)
Mr. Patton resigned as Executive Vice President, Global Sales effective December 31, 2014.

(2)
Mr. Stolle has not been nominated for reelection to the Board at the Company's annual meeting.

(3)
Does not include Mr. Patton.

        During the fiscal year ended January 31, 2015, we approved the grant of equity awards to certain of our employees, including certain of our executive officers, and our non-employee directors. Specifically, we granted Company RSUs to our named executive officers (other than Mr. Miller), Company options to our named executive officers, and Company options and Company RSUs to our non-employee directors, as described in our public filings referenced above in Item 3. These grants were approved by our independent compensation committee and, in the case of Mr. Miller, by our independent compensation committee and the other directors of the Company. The Company option and Company RSU grants to our non-employee directors were provided under the terms of our non-employee director compensation policy (described below) and the Company option and Company RSU grants to our executive officers were approved after the compensation committee reviewed and carefully considered market data provided by our independent compensation consultant.

        On April 1, 2015, we approved the grant of equity awards to certain of our employees, including certain of our executive officers and our non-employee directors. Specifically, we granted Company options and Company RSUs to our named executive officers. These grants were approved by our independent compensation committee and, in the case of Mr. Miller, by our independent compensation committee and the other directors of the Company. The Company option and Company RSU grants to our executive officers were approved after the compensation committee reviewed and carefully considered market data provided by our independent compensation consultant.

Treatment of Warrants

        Pursuant to the Acquisition Agreement, each outstanding Company Warrant will be caused to be exercised prior to the Acceptance Time, such that as of immediately prior to the Acceptance Time, no warrants will be outstanding.

Name	Number of Shares Underlying Warrants
Timothy A. Miller and Jerri Miller	6,626
Ryan A. Martens and Wynn Martens	1,325

Treatment of Purchase Rights Under Employee Stock Purchase Plan

        Certain of our employees, including our executive officers, are eligible to participate in our 2013 Employee Stock Purchase Plan (the "ESPP"), by contributing up to 15% of their earnings for the purchase of Common Stock at a price per share equal to the lower of (a) 85% of the fair market value of Common Stock on the first date of an offering or (b) 85% of the fair market value of Common Stock on the date of purchase. Under the current terms of our ESPP, a new 12-month offering period (consisting of two six-month purchase periods) commences approximately every 12 months. The current offering and purchase period began on December 16, 2014 and is scheduled to end on December 15, 2015 (the "Scheduled Purchase Date").

        Pursuant to the terms of the Acquisition Agreement, the current offering period that commenced on December 16, 2014 (the "Final Offering") will be the final offering under the ESPP. The Company must take all actions necessary to ensure that the last day of the Final Offering (the "Final Purchase") occurs prior to the Effective Time. The Company also must make such other pro-rata adjustments as may be necessary to reflect the shortened and Final Offering but otherwise treating such Final Offering as a fully effective and completed offering for all purposes under the ESPP. In addition, no new participant will be permitted to join the Final Offering. Unless it has earlier terminated, the Company must ensure that the ESPP terminates immediately prior to and effective as of the Effective Time. Further, notice must be given to participants in the ESPP describing the Final Purchase and the termination of the ESPP pursuant to the Acquisition Agreement. All amounts withheld by the

Company on behalf of the participants in the ESPP that have not been used to purchase Shares at or prior to the Effective Time will be returned to the participants without interest pursuant to the terms of the ESPP.

        Therefore, if the Scheduled Purchase Date occurs prior to the Effective Time, the final purchase of shares under the Final Offering will occur on the Scheduled Purchase Date as contemplated under the terms of the Final Offering at a per share purchase price equal to the lower of (a) $8.152 (which is 85% of the closing price of the Shares on December 16, 2014 and (b) 85% of the closing price of the Common Stock on the Scheduled Purchase Date. If the Effective Time occurs prior to the Scheduled Purchase Date, Rally will schedule an earlier purchase date for the Final Offering (the "Special Purchase Date") and, with respect to each participant who has not withdrawn from the ESPP prior to the Special Purchase Date, Rally will apply such participant's accumulated payroll deductions to the purchase of shares of Common Stock at a per share purchase price equal to the lower of (a) $8.152 (which is 85% of the closing price of the Common Stock on December 16, 2014) and (b) 85% of the closing price of the Common Stock on the Special Purchase Date.

Employment Arrangements

        We entered into offer letter agreements with each of our executive officers in connection with his or her employment. Upon the Effective Time, each executive's offer letter agreement with the Company will be superseded in its entirety by the Offer Letter that the executive entered into with Parent in connection with the execution of the Acquisition Agreement, as described in more detail in "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Purchaser and Parent and their Affiliates—Employment Arrangements with Parent."

Amended and Restated Severance Plan

        The Company's Severance Plan, as amended and restated (the "Severance Plan"), provides for severance benefits in connection with a change in control for certain of the Company's executive officers and other employees, including each of Messrs. Miller and Lejeal and Ms. Tucci. Pursuant to the terms of the Acquisition Agreement, the Severance Plan was terminated by the Board effective as of the day immediately preceding the last day of the initial period of the Offer and none of the Severance Plan participants will receive any payments or benefits under the Severance Plan in connection with the Merger.

Golden Parachute Compensation

        This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as "golden parachute" compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.

        The table below assumes that (1) the Merger closed and each named executive officer's service was terminated without cause or such executive resigned with good reason on May 31, 2015 and is eligible to receive the maximum amount of severance benefits under the terms of his or her Offer Letter with Parent, (2) each executive will be audited by the Internal Revenue Service with respect to any parachute payments within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"), (3) no executive will receive a reduction in his or her payments and benefits as a result of the "better after-tax" provision, and (4) no executive is entitled to any pension or non-qualified deferred compensation benefits enhancements, or any other form of compensation that is based on or otherwise related to the Merger. For a narrative description of the "better after-tax" provision and the terms and conditions applicable to the payments quantified in the table below, see "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Rally and its Executive Officers, Directors and Affiliates—Treatment of Company Options, Restricted Stock Units and Phantom Stock Rights" and "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Purchaser and Parent and their Affiliates—Employment Arrangements with Parent."

Name(1)	Cash ($)(2)	Equity ($)(3)	Benefits(4)	Tax Reimbursement ($)(5)	Total ($)
Timothy A. Miller	$720,000	$3,140,493	$20,164	$25,000	$3,905,657
James M. Lejeal	$536,250	$1,788,356	$17,460	$25,000	$2,367,066
Angela T. Tucci	$1,536,250	$1,558,255	$13,948	$25,000	$3,133,453

(1)
Daniel A. Patton was a named executive officer included in Rally's most recent filing under the Exchange Act that required disclosure pursuant to Item 402(c) of Regulation S-K; however, he is not included in this Golden Parachute Compensation table because as of December 31, 2014, he is no longer employed by Rally, and he is not receiving any compensatory payments in connection with the Merger.

(2)
The amount listed in the column for each named executive officer represents his or her cash retention bonus payment(s) that will be paid pursuant to his or her Offer Letter agreement with Parent. Each named executive officer's retention bonus payment(s) are payable subject to the executive being employed by Parent or its subsidiaries through a certain retention date or dates, or alternatively, are payable on a "double-trigger" basis upon the executive's termination without cause, death, disability or resignation for good reason before a certain specified retention date, as further described in "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Purchaser and Parent and their Affiliates—Employment Arrangements with Parent." The amount listed in the column for Mr. Lejeal also represents a change in control bonus in the amount of $99,416, which will be paid pursuant to his Offer Letter agreement with Parent. Mr. Lejeal's change in control bonus is payable on a "single trigger" basis within 30 days following the closing of the Merger, as further described in "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Purchaser and Parent and their Affiliates—Employment Arrangements with Parent."

(3)
The amount listed in this column represents the aggregate pre-tax amount payable pursuant to the Acquisition Agreement in respect of Unvested Options and Unvested RSUs held as of May 31, 2015 by each named executive officer. With respect to Unvested Options, this amount represents (i) the value of cash amounts payable in respect of Unvested Options, calculated by multiplying (a) the excess of the Offer Price over the respective per share exercise prices of the Unvested Options by (b) the number of unvested Shares covered by such Unvested Options. With respect to the Unvested RSUs, this amount represents the value of cash amounts payable in respect of such Unvested RSUs, calculated by multiplying the Offer Price by the number of unvested Shares covered by such Unvested RSUs. Mr. Lejeal's entire amount is payable on a "single trigger" basis upon the closing of the Merger as further described in "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Purchaser and Parent and their Affiliates—Employment Arrangements with Parent." A portion of each of Mr. Miller's and Ms. Tucci's amount is payable on a "single trigger" basis upon the closing of the Merger and the remainder is payable subject to the applicable executive being employed by Parent or its subsidiaries through a certain specified retention date, or alternatively, is payable on a "double-trigger" basis upon the applicable executive's termination without cause, death, disability or resignation for good reason before such retention date, as further described in "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Purchaser and Parent and their Affiliates—Employment Arrangements with Parent."

(4)
The amount listed in the column for each named executive officer represents the estimated amount of payment for continued health benefits under COBRA for 12 months under the Company's group health plans, which is payable on a "double-trigger" basis upon the executive's termination without cause, death, disability or resignation for good reason before a certain specified retention date pursuant to each executive's Offer Letter with Parent, as further described in "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Purchaser and Parent and their Affiliates—Employment Arrangements with Parent."

(5)
The amount listed in this column represents up to $25,000 in reimbursements of tax advisor expenses in the event of an audit with respect to any parachute payments within the meaning of Section 280G of the Code, as further described in "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Purchaser and Parent and their Affiliates—Employment Arrangements with Parent." Such reimbursements are not considered payable on a "double trigger basis" because the reimbursements are payable regardless of whether a qualifying termination of employment occurs, and are not considered payable on a "single trigger basis" because they are not payable solely upon the closing of the Merger as such payments are also conditioned on the occurrence of an audit.

Employee Benefits

        Pursuant to the terms of the Acquisition Agreement, Parent has agreed that for a period of one year following the Effective Time, Parent will provide, or cause to be provided, to those employees of Rally who are employed by Rally as of immediately prior to the Effective Time and continue to be actively employed by the Surviving Corporation (or any subsidiary of the Surviving Corporation) during such one-year period (the "Continuing Employees"), base salary and base wages and short-term cash incentive compensation opportunities (excluding equity based compensation) that are substantially comparable in the aggregate to such base salary and base wages and short-term cash incentive compensation opportunities (excluding equity based compensation) provided to such Continuing Employees immediately prior to the execution of the Acquisition Agreement. With respect to any accrued but unused personal, sick or vacation time to which any U.S.-based Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to the Effective Time, the Company will cash out all such vacation at the closing of the Merger. With respect to any accrued but unused personal, sick or vacation time to which any non-U.S.-based Continuing Employee is entitled pursuant to the personal, sick or vacation policies, laws or contracts applicable to such non-U.S.-based Continuing Employee immediately prior to the Effective Time, Parent will, or will cause the Surviving Corporation to and instruct its subsidiaries to, as applicable (and without duplication of benefits), assume the liability for such accrued personal, sick or vacation time and allow such non-U.S.-based Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of Parent and applicable laws and contracts.

        Pursuant to the terms of the Acquisition Agreement, Parent has agreed that all Continuing Employees will be eligible to continue to participate in the Surviving Corporation's health and welfare benefit plans; provided, however, that Parent or the Surviving Corporation will have the right to amend or terminate any such health or welfare benefit plan at any time and if Parent or the Surviving Corporation terminates any such health or welfare benefit plan, then (upon expiration of any appropriate transition period), the Continuing Employees will be eligible to participate in the Surviving Corporation's health and welfare benefit plans (subject to applicable terms and conditions) to the extent that coverage under such plans is replacing comparable coverage under any such terminated plan. To the extent that service is relevant for eligibility, vesting or allowances (including paid time off) under any health or welfare benefit plan of Parent and/or the Surviving Corporation, then Parent will use its commercially reasonable efforts to ensure that such health or welfare benefit plan will, for purposes of eligibility, vesting, allowances and benefit accrual (including paid time off), credit Continuing Employees for service prior to the Effective Time with the Company to the same extent that such service was recognized prior to the Effective Time under the corresponding health or welfare benefit plan of the Company. In addition, Parent will in no event apply a pre-existing condition or actively at work or similar limitation, eligibility waiting period, evidence of insurability requirement or other condition under any group health or welfare plan with respect to the Continuing Employees and the eligible dependents of the Continuing Employees, other than limitations or waiting periods that are already in effect with respect to such individuals to the extent not satisfied as of the Effective Time under the corresponding Company plan. To the extent that any Continuing Employee or any eligible dependent of a Continuing Employee is transferred during a plan year from coverage under one or more of the Company plans to coverage under a successor group health and welfare plan, Parent will, or will cause the Company to, provide the affected Continuing Employee, or eligible dependent with credit for any co-payments, deductibles and offsets (or similar payments) made during the plan year in which the transfer occurs for the purposes of satisfying any applicable deductible, out-of-pocket or similar requirements under any such successor benefit plan, program or arrangement. In the event Parent or the Surviving Corporation terminates any Company plan that is a Section 125 plan flexible spending arrangement, the Surviving Corporation will transfer and Parent will accept the flexible spending account elections and accounts of the Continuing Employees.

401(k) Plan

        Pursuant to the terms of the Acquisition Agreement, the Company will terminate its 401(k) plan unless Parent otherwise instructs. Parent will use commercially reasonable efforts to allow the Continuing Employees to rollover any associated loans to the extent permitted under the Company 401(k) plan. Parent will take all steps necessary to permit each such Continuing Employee who has received an eligible rollover distribution from the Company's 401(k) plan to roll such eligible rollover distribution, including, for a reasonable period of time following the Effective Time, any associated loans, into an account under a 401(k) plan maintained by Parent or its subsidiaries to the extent permissible under such Parent 401(k) plan, provided that Parent will undertake commercially reasonable efforts for a reasonable period of time following the Effective Time to amend the 401(k) plan maintained by Parent to permit such rollover.

Indemnification of Directors and Officers; Insurance

        The Acquisition Agreement provides that Parent will cause the Surviving Corporation and its subsidiaries to honor and fulfill in all respects the obligations of the Company and its subsidiaries under their respective certificates of incorporation and bylaws (and other similar organizational documents) and all indemnification agreements, in effect as of the date of the Acquisition Agreement, between the Company or any of its subsidiaries and any of their respective current or former directors and officers.

        The Acquisition Agreement also provides that for a period of six years after the Effective Time, Parent and the Surviving Corporation will maintain in effect the Company's existing directors' and officers' liability insurance (the "D&O Insurance") in respect of acts or omissions occurring at or prior to the time at which Purchaser accepts for payment the Shares in connection with the Offer (the "Acceptance Time"), covering each person covered by the D&O Insurance as of the date of the Acquisition Agreement, on terms with respect to the coverage and amounts no less favorable, in the aggregate, than those of the D&O Insurance in effect on the date of the Acquisition Agreement. Alternatively, (A) the Surviving Corporation may, at its option, substitute the D&O Insurance with policies of Parent, the Surviving Corporation or any of their respective Subsidiaries containing terms with respect to coverage and amounts no less favorable, in the aggregate, to such persons than the D&O Insurance, or (B) prior to the Acceptance Time, Parent may purchase a six-year "tail" prepaid policy on the D&O Insurance on terms and conditions no less favorable, in the aggregate, than the D&O Insurance.

Arrangements with Purchaser and Parent and their Affiliates.

Employment Arrangements with Parent

        In connection with Parent's execution of the Acquisition Agreement, Parent entered into an Offer Letter with each of Rally's current executive officers, each of whom is listed in the tables below.

  General Terms

        Each Offer Letter provides that the executive will be employed at-will in the position listed in the table below. Each Offer Letter provides that following the closing of the Merger, the executive's work location, base salary and annual target bonus opportunity will remain the same as immediately prior to the Merger, and his or her base salary and target annual bonus opportunity will remain the same for the period of time listed in the table below, and will not be subject to a downward adjustment except for reductions that similarly apply to all Parent employees. Mr. Huberman's Offer Letter provides that his employment with Parent will terminate on the six month anniversary of the closing of the Merger unless Mr. Huberman and Parent agree otherwise in writing. No other Offer Letter contains a provision that terminates the executive's employment relationship at a specified time.

Name	Position	Annual Base Salary ($)(1)	Annual Target Bonus (%)(2)	Months Guaranteed(3)
David A. Huberman	VP, Associate General Counsel	255,000	35%	6
James M. Lejeal	SVP, Business Unit Controller	357,500	50%	24
Ryan A. Martens	SVP, Product Management	295,000	45%	36
Kenneth M. Mesikapp	VP, Accounting	255,000	25%	24
Timothy A. Miller	General Manager	360,000	100%	24
Angela T. Tucci	SVP, Business Unit Sales	325,000	65%	36

(1)
The amount listed in the column for each executive represents his or her annual base salary which will be paid following the closing of the Merger.

(2)
The amount listed in the column for each executive represents his or her annual target bonus following the closing of the Merger, calculated as a percentage of the executive's annual base salary.

(3)
The amount listed in the column for each executive represents the number of months following the closing of the Merger that the executive's annual base salary and annual target bonus are guaranteed.

  Equity Payments

        Each Offer Letter provides that the executive's outstanding Rally equity awards will be converted into cash payments as set forth in the Acquisition Agreement, as described in more detail in "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Purchaser and Parent and their Affiliates—Treatment of Stock Options, Restricted Stock Units and Phantom Stock Rights." The value of the executive's vested Rally equity awards plus a certain specified value of some the executive's unvested Rally equity awards will be paid to the executive upon the closing of the Merger (or within 15 days thereafter), as described in the table below, except in the case of Messrs. Lejeal and Martens who will be paid the full value of their unvested Rally equity awards upon the closing of the Merger and will not receive additional value for any unvested Rally equity awards following the closing of the Merger. The remaining value of the executive's unvested Rally equity awards will fully vest and be paid out on the anniversary date listed below, provided the executive remains an employee of Parent (or any subsidiary of Parent) through such vesting date.

Name	Value of Unvested Rally Equity Awards Paid Upon Closing ($)	Vesting Date
David A. Huberman	535,063	6 month anniversary of closing date
James M. Lejeal	1,700,584	n/a
Ryan A. Martens	1,026,012	n/a
Kenneth M. Mesikapp	520,660	6 month anniversary of closing date
Timothy A. Miller	2,000,000	12 month anniversary of closing date
Angela T. Tucci	1,000,000	12 month anniversary of closing date

  Retention and Change in Control Bonuses

        Each Offer Letter provides that the executive will be eligible to receive retention bonus payment(s) subject to the executive being employed by Parent or its subsidiaries through a certain retention date or dates, as described in the table below (the date the full amount of such payments is earned, the "Final Retention Date"). Messrs. Huberman, Lejeal, Mesikapp and Miller are each eligible to receive a single retention bonus payment, provided they work through the Final Retention Date represented in the rightmost column. Mr. Martens and Ms. Tucci are eligible to receive periodic retention bonus payments, with each earning a retention bonus payment upon the 12 month, 24 month and 36 month anniversary of the date of closing of the Merger, provided they remain an employee of Parent (or any subsidiary of Parent) through such anniversary. Messrs. Lejeal and Martens are also entitled to receive a change in control bonus within 30 days following the closing of the Merger as described in the table below.

Name	Change in Control Bonus ($)	Retention Bonus Payments ($)(1)	Final Retention Date
David A. Huberman	n/a	344,251	6 month anniversary of closing date
James M. Lejeal	99,416	436,834	6 month anniversary of closing date
Ryan A. Martens	573,988	853,762 (341,504 + 256,129 + 256,129)	36 month anniversary of closing date
Kenneth M. Mesikapp	n/a	318,751	6 month anniversary of closing date
Timothy A. Miller	n/a	720,000	12 month anniversary of closing date
Angela T. Tucci	n/a	1,536,250 (285,108 + 625,571 + 625,571)	36 month anniversary of closing date

(1)
The first amount listed for Mr. Martens and Ms. Tucci is the combined total of the payments, and the amounts listed in the subsequent parenthetical represent each periodic payment earned upon the 12, 24 and 36 month anniversary respectively.

  Severance Benefits

        Pursuant to the terms of each Offer Letter, each executive is entitled to certain severance benefits, which are in lieu of and not in addition to severance payments the executive would have received under the Severance Plan or Parent's severance plan.

        Under the terms of each Offer Letter, the executive is entitled to receive severance benefits if the executive's employment ends due to: (i) termination by Parent (or any subsidiary of Parent) for a reason other than for "cause"; (ii) death; (iii) disability; or (iv) the executive resigning for "good reason."

        A termination by Parent for "cause" means an employment termination for misconduct, poor performance, or violation of Parent policy or procedure. A resignation for "good reason" means the executive's resignation within 30 days (following the expiration of any Parent cure period (discussed below)) after a change in the geographic location of the executive's primary work facility or location to a location that is more than 30 miles from Boulder, Colorado, provided that such change occurs within 24 months following the closing of the Merger. An executive's resignation will not be deemed to be for "good reason" unless the executive has first provided Parent with written notice of the acts constituting the grounds for "good reason" within 90 days of the initial existence of the grounds for "good reason" and a reasonable cure period of not less than 30 days following the date Parent receives such notice.

        In the event an executive becomes eligible for severance benefits before the Final Retention Date, Parent will provide the executive a lump sum payment equal to the amount of any remaining portion of his or her retention bonus payments that is unpaid as of the termination date; and Parent will pay the executive the remaining value of the executive's unvested Rally equity awards not already paid to the executive as of the termination date, except in the case of Messrs. Lejeal and Martens, who will be paid the entire value of their unvested Rally equity awards upon the closing of the Merger. In addition, if the executive elects to continue group health plan coverage under applicable COBRA laws, Parent will pay the executive's COBRA premiums for up to 12 months. If Parent determines it cannot provide such COBRA benefits without potentially violating applicable law, Parent will instead provide the executive with a taxable monthly payment in an amount equal to the monthly COBRA premium the executive would be required to pay to continue his or her group health coverage in effect on the date of termination of employment, which will be made regardless of whether the executive elects COBRA continuation coverage.

        In the event an executive becomes eligible for severance benefits on or after the Final Retention Date, each Offer Letter provides that Parent will pay the executive a lump sum payment calculated based on the executive's base salary. Parent will pay such executive a lump sum payment in an amount equal to six months of his or her base salary in effect on the date of the termination of employment, except in the case of Mr. Miller who will receive an amount equal to 12 months of his base salary. In addition, such executive will receive a taxable monthly payment from Parent in an amount equal to the monthly COBRA premium the executive would be required to pay to continue group health coverage for six months, except in the case of Mr. Miller, who will receive 12 months of such payments. Such monthly payments will be paid regardless of whether COBRA coverage is elected.

  Parachute Provisions

        Each Offer Letter contains a "better after-tax" provision, which provides that if any of the payments to an executive constitutes a parachute payment under Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"), the payments will be either (i) reduced or (ii) provided in full to the executive, whichever results in the executive receiving the greater amount after taking into consideration the payment of all taxes, including the excise tax under Code Section 4999 (the "Excise Tax"). In addition, if the Internal Revenue Service audits the executive with respect to any parachute payments for purposes of applying the Excise Tax, Parent will reimburse the executive for any reasonable legal or professional advisor expenses the executive incurs in connection with such audit as follows: in the taxable year the executive receives an audit letter from the Internal Revenue Service, the executive will be eligible to be reimbursed for up to $12,500 of expenses, and in the taxable year following the taxable year in which the executive receives an audit letter, the executive will be eligible to be reimbursed for up to $12,500 of expenses.

        Based on an analysis performed on June 5, 2015 by a third party advisor to the Company, Mr. Lejeal will experience a reduction of the payments that Mr. Lejeal will receive under his Offer Letter in the event that Mr. Lejeal is eligible to receive the full amount of his retention bonus payment. The estimated amount of Mr. Lejeal's reduction in payments is approximately $4,646. The analysis contains certain basic assumptions, including, a closing date of the Merger of July 15, 2015 and an Offer Price of $19.50 per share. The analysis is also based on the assumption that each of Rally's current executives receives the full value of his or her retention bonus payment(s) and his or her unvested equity payment(s) as provided for in his or her Offer Letter, which are conditioned on such disqualified individual being employed by Parent or a subsidiary of Parent through a certain vesting date or dates and, in the case of Mr. Lejeal, the assumption that there is not clear and convincing evidence to show that the full amount of Mr. Lejeal's retention bonus payment is reasonable compensation for future services to be rendered to Parent or a subsidiary of Parent. Since the analysis assumes that Mr. Lejeal is employed through a certain vesting date, Mr. Lejeal may not actually experience a reduction of his payments. The reduction, if any, is expected to occur with respect to the reduction of cash payments as provided for in Mr. Lejeal's Offer Letter and as described above.

Acquisition Agreement

        On May 27, 2015, Rally, Parent and Purchaser entered into the Acquisition Agreement. The summary of the material provisions of the Acquisition Agreement contained in Section 11 of the Offer to Purchase, entitled "The Acquisition Agreement; Other Agreements" and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase, entitled "Certain Conditions to the Offer" are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Acquisition Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        The Acquisition Agreement has been filed as an exhibit to the Schedule 14D-9 to provide stockholders with information regarding its terms and is not intended to modify or supplement any factual disclosures about Rally in Rally's public reports filed with the SEC. The Acquisition Agreement and the summary of its terms contained in the Offer to Purchase filed by Purchaser with the SEC on June 8, 2015 are incorporated herein by reference, and are not intended to provide any other factual information about Rally, Parent, Purchaser or their respective subsidiaries and affiliates. The Acquisition Agreement contains representations and warranties that the parties to the Acquisition Agreement made to and solely for the benefit of each other. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules delivered by the Company to Parent in connection with the signing of the Acquisition Agreement. Moreover, certain representations and warranties in the Acquisition Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Acquisition Agreement. Accordingly, the representations and warranties in the Acquisition Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances at the time they were made or otherwise. Information concerning the subject matter of the representations and warranties may change after the date of the Acquisition Agreement, which subsequent information may or may not be fully reflected in the Company's public disclosures. The Acquisition Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, the Company, Parent, Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the tender offer statement on Schedule TO and related exhibits, including the Offer to Purchase, and this solicitation/recommendation statement on Schedule 14D-9, as well as in the Company's other public filings.

Support Agreements

        In order to induce Parent and Purchaser to enter into the Acquisition Agreement, certain of the Company's directors and named executive officers, solely in his or her capacity as a stockholder of the Company, entered into Support Agreements with Parent and Purchaser (the "Support Agreements"), concurrent with the execution and delivery of the Acquisition Agreement. Shares held by these directors, officers and their affiliates subject to the Support Agreements represent, in the aggregate, approximately 5.9% of the Shares outstanding on the date of the Acquisition Agreement (including shares issuable upon exercise of options and other convertible securities). Subject to the terms and conditions of the Support Agreements, such stockholders agreed, among other things, solely in their capacities as stockholders of the Company, to tender their shares in the Offer and, if required, to vote their shares in favor of adoption of the Acquisition Agreement. The form of Support Agreement, a copy of which is filed as Exhibit (e)(2) hereto, and the description of the Support Agreements contained in Section 11 of the Offer to Purchase, entitled "The Acquisition Agreement; Other Agreements" are incorporated by reference herein. Each summary and description is qualified in its entirety by reference to the form of Support Agreement.

Confidentiality Agreement

        On December 9, 2014, Parent and Rally entered into a Confidentiality Agreement (the "Confidentiality Agreement"). Under the terms of the Confidentiality Agreement, Parent and Rally agreed that, subject to certain exceptions, neither of the parties nor their representatives would disclose any of the other party's Confidential Information (as defined in the Confidentiality Agreement) or make use of any of the other party's Confidential Information except for the specific purpose of considering, evaluating, negotiating and consummating a possible transaction between the parties. Parent and Rally also agreed, among other things, to certain "standstill" provisions which prohibit them from taking certain actions involving or with respect to the other party for a period of one year from the date of the Confidentiality Agreement ("Standstill Period"). Additionally, Parent and Rally agreed that, during the Standstill Period and subject to certain exceptions, each party would not solicit certain of the other party's employees to terminate their relationship with such other party.

        This summary and description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(3) hereto and incorporated herein by reference.

        For a description of Shares being tendered in connection with the Offer by directors and executive officers, please see the "Outstanding Shares Held By Directors and Executive Officers" section in Item 3(a), above.

Item 4.    The Solicitation or Recommendation.

        On May 27, 2015, our Board unanimously (i) determined that the Acquisition Agreement and the Transactions, including the Offer and the Merger, are advisable to, and in the best interest of, the Company and its stockholders, (ii) agreed that the Merger will be governed by Section 251(h) of the DGCL, (iii) approved the execution, delivery and performance by the Company of the Acquisition Agreement and the consummation of the Transactions, including the Offer and the Merger, and (iv) resolved to recommend that the stockholders of the Company tender their shares to Purchaser pursuant to the Offer.

        Accordingly, and for other reasons described in more detail below, our Board unanimously recommends that holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

Background of Offer and Merger

Background of the Offer

        As a matter of course and in their ongoing effort to enhance stockholder value, the Board and the Company's senior management regularly review and evaluate the Company's business plan and strategy, including the review of a variety of strategic alternatives to strengthen its competitive position and to take into account the changing developments, trends and conditions impacting the Company's business generally. Parent has been a customer and partner of the Company's offerings for approximately four years.

        On November 26, 2014, a representative of Qatalyst Partners LP ("Qatalyst"), on behalf of Parent, contacted the Company's Chief Executive Officer, Mr. Timothy Miller, in order to express Parent's potential interest in engaging in strategic discussions with the Company. Later that day, the Board met to discuss the outreach by Qatalyst with Company management and legal advisors from Cooley LLP, outside counsel to the Company ("Cooley"). Following discussion, the Board directed Mr. Miller to proceed with a follow-up discussion with Parent's Chief Executive Officer, Mr. Michael Gregoire, in order to obtain additional details regarding Parent's potential interest in a strategic transaction with the Company, as well as to discuss the industry and overall strategic visions of the companies. Mr. Miller was provided with authority, if applicable, to request that Parent execute a confidentiality agreement with the Company in the event any non-public information was proposed to be addressed or discussed.

        On November 29, 2014, Messrs. Miller and Gregoire spoke by telephone regarding Parent's interest in a potential strategic transaction, as well as their views regarding the strategic plan of their respective companies and industry. Mr. Miller communicated that the Company was not currently in a position to proactively enter into strategic discussions at that time, but that he would review Mr. Gregoire's interest with the Board and the Company management team.

        On November 30, 2014, the Board had a telephonic meeting during which Mr. Miller relayed his discussion with Mr. Gregoire. Mr. Miller indicated that Parent was enthusiastic to learn more about the Company and to explore a potential strategic transaction following additional preliminary diligence review. The Board also discussed the importance of outside advisors in any review of a potential strategic transaction and reviewed a list of financial advisors with which it had previous and positive interaction. Given potential conflicts of interest that other financial advisors might have with parties that would be logical participants to be considered by the Company, the Company's historical and positive relationship with Deutsche Bank Securities Inc. ("Deutsche Bank") and, among other things, Deutsche Bank's industry experience, knowledge of logical participants to be considered by the Company in any strategic alternatives review, the Board directed management to contact Deutsche Bank for potential introduction to the full Board in connection with a review of the Company's performance, industry trajectory and potential strategic alternatives.

        On December 2, 2014, the Board had a meeting to prepare for the review of potential strategic alternatives, whether solicited or unsolicited. Cooley made a presentation on, and led a discussion of, the Board's fiduciary duties in connection with a review of strategic alternatives. Deutsche Bank joined the meeting and discussed with the Board the Company's historical performance and relative industry performance, potential illustrative transaction timelines for, and potential third parties that might strategically be interested in exploring, a potential strategic transaction with the Company, along with Deutsche Bank's experience in SaaS industry transactions. When Deutsche Bank representatives were excused from the meeting, the Board discussed the qualifications of the proposed Deutsche Bank team and determined to engage Deutsche Bank as its financial advisor to assist the Company in connection with any review of strategic alternatives. The Board authorized management, subject to Deutsche Bank clearing conflicts, to begin negotiating an engagement letter with Deutsche Bank. During the meeting, the Board determined that it would provide efficiency to any potential process to appoint a special transaction committee to oversee the process for a strategic transaction, reserving control of all substantive decisions for the Board. Accordingly, the Board appointed a transaction committee of the Board consisting of Messrs. Thomas Bogan, Yancey Spruill and Mark Carges (the "Transaction Committee") and delegated power and authority solely with respect to the general conduct of a proposed strategic transaction process to such committee, subject to the approval of the Board of any definitive agreement between the Company and any third party with respect to a strategic transaction. Given the Board's determination that there was no conflict of interest with any Board member in the potential strategic process review, the Committee was not delegated veto power over any strategic transaction and the Board stated that any member of the Board who was not a member of the Transaction Committee was free to attend all meetings of the Transaction Committee.

        On December 3, 2014, a representative of Qatalyst telephoned the Company's Chief Financial Officer, Mr. James Lejeal, to discuss whether the Company was amenable to more detailed discussions among management teams, during which high-level operating and strategy due diligence information would be exchanged. Mr. Lejeal agreed to review the proposal for additional discussion with the Board. In preparation for any such meeting, the parties agreed to have respective outside counsel review and negotiate an appropriate confidentiality agreement.

        On December 5, 2014, the Board had a telephonic meeting, at which all members of the Transaction Committee were present, to review the terms of Deutsche Bank's engagement letter negotiated by management and confirmed that no material third-party relationships existed with the financial advisor that would interfere with such engagement. The Board accordingly instructed management to execute and deliver, on behalf of the Company, an engagement letter with Deutsche Bank on substantially the terms discussed with the Board. Deutsche Bank then joined the meeting and the Board, together with management and its advisors, reviewed the request from Parent for a management meeting, as well as the scope of high-level due diligence information to be exchanged. The Board instructed Deutsche Bank to contact Qatalyst to express the Company's interest in a management meeting with Parent but to relay that, in addition to management introductions and industry discussion, only publicly disclosed financial and operating information would be presented at any initial discussion. The Board also instructed Cooley to negotiate and finalize a confidentiality agreement with Parent. Later that day, the Company executed its engagement letter with Deutsche Bank as the Company's financial advisor in any potential strategic transaction.

        Between December 5, 2014 and December 9, 2014, representatives of Cooley and Wilson Sonsini Goodrich & Rosati, outside counsel to Parent ("Wilson Sonsini"), negotiated the terms of a confidentiality agreement. During this period, as instructed by the Board, Deutsche Bank contacted representatives of Qatalyst to discuss the general agenda, scope and expectations for the Company's and Parent's upcoming meeting.

        On December 8, 2014, the Transaction Committee had a telephonic meeting to review the current status of the proposed management meeting with Parent and the potential strategic process generally. Given the preliminary nature of discussions to date with Parent, the Transaction Committee instructed Deutsche Bank not to proactively solicit interest from additional third parties at that time. The Transaction Committee reviewed the confidentiality agreement negotiations, including specific review of a standstill provision prohibiting Parent and its controlled affiliates from initiating a change of control of the Company without the consent of the Board.

        On December 9, 2014, Parent and the Company executed a confidentiality agreement which included a customary standstill provision (and not a so-called "don't-ask-don't-waive" provision).

        On December 10, 2014, representatives of Parent, the Company, Qatalyst and Deutsche Bank, respectively, met for high-level diligence meetings to discuss the Company's historical financial performance, future outlook (as publicly disclosed) and high-level strategic plan. At the conclusion of the meeting, Parent agreed to continue to review the information presented and contact the Company with any appropriate follow-up.

        Later that same day, the Transaction Committee held a telephonic meeting with Company management regarding an overview of the diligence session with Parent. In addition, Mr. Lejeal updated the committee with respect to an inquiry he received from a private equity investor ("Party A") the prior day, requesting detailed information about the Company's current performance and interest in discussions regarding possible strategic arrangements. Given the preliminary nature of the Company's review of potential strategic alternatives, and the Company's historical interaction with Party A, the Transaction Committee determined that any further discussions with Party A should not be encouraged at that time, but would be reviewed again in full during the course of the scheduled Board meeting during the following week.

        At a regularly scheduled Board meeting on December 17, 2014, at which all members of the Transaction Committee were present, along with representatives from Deutsche Bank and Cooley, the Board discussed additional diligence information requests from Parent. Given the preliminary nature of discussions with Parent to date, the Board instructed management to continue the flow of diligence information as requested with respect to the Company's operating performance at a high level of review and without additional disclosure regarding certain long-term operating plan matters. Mr. Lejeal provided the Board with an overview of the previous outreach from Party A, as well as that of another private equity investor ("Party B"), regarding similar interest in potential strategic discussion. In light of the preliminary nature of the strategic review process by the Company at that time, the Board affirmed the Transaction Committee's decision with respect to any additional discussion with Party A, and confirmed the same strategy for Party B.

        On December 21, 2014, representatives of Parent and the Company, together with representatives of Qatalyst and Deutsche Bank, respectively, convened a telephonic meeting to provide and discuss the scope and substance of additional diligence requests.

        On December 29, 2014, Parent delivered orally and in writing a non-binding indication of interest to acquire the Company for $14.25 per Share in cash based upon public information and certain information provided by the Company. The letter indicated that Parent anticipated conducting a thorough due diligence investigation and requested 45 days of exclusivity.

        On December 30, 2014, the Board held a telephonic meeting, at which all members of the Transaction Committee were present, to review the terms of the Parent proposal. Together with Deutsche Bank and Cooley, the Board reviewed the financial terms of the Parent proposal, including comparisons to current, historical and projected Company performance, and well as similar acquisition transactions in the Company's industry. Among other factors of discussion, the Board focused on the Company's outlook for future performance relative to its then current trading price, which the Board believed was not reflective of the Company's value given historical inconsistencies in the Company's performance that were not expected to continue long-term (in particular, anticipated performance for upcoming quarters). The Board determined that the Parent proposal was inadequate from a financial perspective and instructed Deutsche Bank to communicate the Board's determination to Qatalyst, but also to convey a willingness to remain open to any improved proposal that Parent might consider in the future. The Board also reviewed with Deutsche Bank a list of third parties that were considered likely to be strategically interested in, and financially capable of consummating, a potential strategic transaction with the Company. Based on a full discussion, the Board instructed Deutsche Bank to seek interest in further discussion with five specific strategic parties. Based on the Board's determination, with respect to potential private equity parties, that there would be very limited interest and capacity to meet the Board's valuation expectations, the Board instructed Deutsche Bank not to seek interest from any such parties at that time (but to review that determination if ever applicable in the future, and, to continue to monitor the interest of Party A and Party B as strategically important in the ongoing review of strategic alternatives).

        Between January 2 and January 12, 2015, in accordance with the Board's directives, Deutsche Bank contacted each of the five parties as determined by the Board and had related discussions regarding the potential for additional diligence discussions. Four of the five parties declined an initial discussion or meeting with management.

        On January 12, 2015, representatives of Parent and the Company, together with Qatalyst and Deutsche Bank, respectively, met telephonically, at Qatalyst's request, following the Board's rejection of Parent's $14.25 per Share proposal to discuss the scope of additional diligence information that might inform Parent's review of its previous proposal terms. The teams discussed Parent's request to review information regarding the Company's 2016 fiscal year operating plan, the Company's long-term operating plan and outlook for its fourth quarter performance (based on analyst consensus estimates).

        On January 12, 2015, the Transaction Committee and Company management also reviewed the possibility of including Parties A and B in any potential strategic review, particularly given the lack of participation in any discussion with additional strategic parties to date. Accordingly, the Transaction Committee instructed Deutsche Bank to contact each such party to discuss the potential for discussions regarding strategic alternatives.

        On January 13, 2015, in accordance with the directives of Parent and the Company, representatives of Qatalyst and Deutsche Bank, respectively, met telephonically as a follow-up to their previous conversation on January 12th to discuss and review the additional financial diligence information provided.

        On January 16, 2015, the Board met telephonically to review the status of ongoing outreach to third parties, as well as ongoing discussions with Parent. Deutsche Bank and Company management informed the Board that four of the five strategic parties had declined further discussion. In addition, meetings were scheduled with Parties A and B for later that day (during which it was agreed that the scope of information to be shared would be consistent with that provided to Parent, and all of which would be subject to confidentiality agreements entered into on substantially the same terms as those negotiated with Parent). With respect to Parent, after full discussion regarding the Company's operating performance and outlook, Deutsche Bank was instructed to convey to Parent that a significant premium to the Company's stock price would be required to be reflected in any revised proposal terms. The Board also determined that, given the nature of the strategic review to date, and the availability of Board members, the full Board would review all potential strategic matters in lieu of the authority previously delegated to the Transaction Committee.

        Later that day, members of Company management met separately with representatives of Party A and Party B to discuss high-level interest in potential strategic alternatives. Each party was instructed to contact Deutsche Bank with any requests for additional information or management discussions. In addition, Mr. Lejeal communicated to each party that he would review the status of discussions with the Board.

        Also on January 16, 2015, Parent delivered orally and in writing a non-binding indication of interest to acquire the Company for $14.75 per Share in cash based upon public information and the additional diligence information provided by the Company. The letter again indicated that Parent anticipated conducting a thorough due diligence investigation and requested 45 days of exclusivity.

        The Board again met telephonically on January 16, 2015 to review the terms of Parent's updated proposal. Together with Deutsche Bank and Cooley, the Board reviewed the financial terms of the revised Parent proposal, including comparisons to current, historical and projected Company performance, and well as similar acquisition transactions in the Company's industry. The Board again determined that the Parent proposal was inadequate from a financial perspective and instructed Deutsche Bank to communicate the Board's determination to Qatalyst, including the fact that, based on the proposal, the Company was not interested in further discussions with Parent unless Parent was willing to present a proposal more in line with the Company's historical value and anticipated future performance. The Board also instructed Company management to continue dialogue with Parties A and B.

        Between January 19 and January 23, 2015, Deutsche Bank confirmed that each of the remaining five potential strategic third parties, as well as Party B, had declined to participate in further discussions.

        On January 23, 2015, the Board met telephonically with Deutsche Bank and Cooley to discuss the status of strategic process matters. Deutsche Bank indicated that Qatalyst had requested more detailed valuation guidance from the Company, and Mr. Miller relayed the same request from Mr. Gregoire. The Board determined that no further action with Parent should be taken at that time and that any additional review could be considered following the Company's next quarterly earnings announcement on March 19th.

        On January 23, 2015, Party A indicated to Company management that it was no longer interested in discussion a potential strategic arrangement with the Company given its assumption regarding the Company's valuation expectations relative to the Company's increasing stock price.

        On March 6, 2015, the Board met telephonically, with Deutsche Bank and Cooley present, to discuss the Company's current performance, including fourth quarter results, first quarter and fiscal year 2016 guidance recommendations, first and second quarter sales outlook and general platform overview. The Board reviewed strong fourth quarter results and discussed the increasingly competitive business environment anticipated for fiscal year 2016, noting, in particular, that smaller customers were becoming more price sensitive and larger, enterprise buyers were slow to make buying decisions. Given the strong performance anticipated for the Company's fourth quarter earnings on March 19th, the Board determined to revisit any additional discussion with Parent or other strategic parties until after its earnings announcement. At this time, the Board did not reestablish the Transaction Committee.

        On April 1, 2015, at a regularly scheduled meeting, the Board discussed the advisability of contacting Parent to restart potential strategic discussions given the Company's recent financial performance, the improvement in the Company's stock price following the Company's fourth quarter earnings, and the possibility that these factors could drive discussions of a strategic valuation more in line with the Board's expectations of the Company's long-term value. Following discussion, the Board instructed Mr. Miller to contact Mr. Gregoire to explore the possibility of reengaging in potential strategic discussions.

        On April 2, 2015, Mr. Miller contacted Mr. Gregoire to discuss reengaging in potential strategic discussions and provide an update on the Company's upcoming first quarter of fiscal year 2016 and the product partnership between the companies. During the related discussion, Mr. Miller noted that a transaction price in the range of $19.00—$20.00 per Share would be more aligned with the Board's valuation expectations if a transaction were to occur at this time. Mr. Gregoire agreed to review any additional discussion with his board of directors and management team.

        On April 9, 2015, Mr. Gregoire contacted Mr. Miller to convey continuing interest in strategic discussions, commitment to the valuation range previously discussed (subject to confirmatory due diligence) and an expectation of delivering a formal written offer the following week.

        On April 16, 2015, Parent delivered orally and in writing a non-binding indication of interest to acquire the Company for $19.50 per Share in cash, which Parent confirmed was its best and final offer. The letter again indicated that Parent anticipated conducting a thorough due diligence investigation and requested 45 days of exclusivity.

        On April 17, 2015, the Board met telephonically with Deutsche Bank and Cooley to review the terms of the Parent offer. As a preliminary matter, the Board discussed its fiduciary duties in the context of the proposed transaction following a review thereof by Cooley. The Board reviewed implied premiums based on the Company's closing stock prices over various periods, its discussions with or outreach to other third parties in the course of its strategic alternatives review and Parent's characterization of its latest offer as "best and final." Given the strength of the Parent offer and previous review of potential strategic partners, the Board authorized management to execute an exclusivity agreement with Parent, with a term of 30 days, and proceed with ongoing diligence and negotiation of other material terms for a transaction.

        From April 17 to April 19, 2015, Wilson Sonsini and Cooley exchanged drafts of a letter of intent and exclusivity agreement, which were executed on April 19th with a 45-day exclusivity provision as requested by Parent (and approved by the Board) in connection with Parent's full diligence review.

        Over the course of the next several weeks, the parties and their respective advisors met in person and telephonically to provide and review business and legal due diligence, as well as to discuss a potential transaction timeline. The Board was regularly updated by management and the Company's advisors as to the status of transaction work streams.

        On May 3, 2015, Wilson Sonsini provided Cooley with a first draft of the proposed Acquisition Agreement to be negotiated concurrently with the completion of Parent's due diligence. The Acquisition Agreement indicated that Parent expected to enter into employment offer letters with certain members of Company management in connection with signing the Acquisition Agreement. As directed by the Board, it was determined that any employment-related discussions would not begin until material terms of the Acquisition Agreement were finalized. On May 9, 2015, Cooley delivered a revised Acquisition Agreement to Wilson Sonsini, with material open points regarding tender offer conditions and the size of the proposed termination fee.

        Over the course of the next two weeks, the parties and their respective advisors continued to review and finalize due diligence, resulting in no change to the Parent offer of $19.50 per Share in cash. Wilson Sonsini and Cooley continued to negotiate and revise the Acquisition Agreement and related disclosure schedules, as well the Support Agreements requested by Parent for execution by certain Company officers and directors. The Board was regularly updated by management and the Company's advisors, including telephonic meetings on May 7 and 21, 2015, as to the status of transaction work streams. The Board continued to press for more favorable provisions regarding offer conditions and the termination fee, as practicable in negotiations.

        On May 21, 2015, Parent began engaging with certain members of Company management regarding employment offers to be executed in connection with signing the proposed Acquisition Agreement. Review and negotiation of these arrangements continued through May 27th.

        On May 27, 2015, the Board had a telephonic meeting with Company management and Cooley to consider the proposed transaction with Parent. During the meeting, Cooley first reviewed the Board's fiduciary duties in the context of the proposed transaction. Cooley then reviewed key provisions of the Acquisition Agreement, including structure and timing considerations, offer conditions, required U.S. regulatory approval, treatment of options and restricted stock units, the non-solicitation clause and fiduciary duty exceptions that would permit the Company to negotiate and accept an unsolicited superior proposal, the change of board recommendation provisions, including Parent's matching right, and the termination provisions, termination fees and the circumstances under which the payment of termination fees would be triggered. Mr. Lejeal summarized the material terms of the employee offers requested by Parent of key management. Deutsche Bank then joined the meeting and reviewed with the Board its financial analysis of the $19.50 per Share cash consideration and rendered an oral opinion, which opinion was confirmed by delivery of a written opinion dated May 27, 2015, to the Board to the effect that, as of that date and based upon and subject to the factors considered, assumptions made, and qualifications and limitations set forth in its written opinion, the $19.50 per Share cash consideration to be received by holders of Shares (other than Parent, Purchaser and their respective affiliates) pursuant to the Acquisition Agreement was fair, from a financial point of view, to such holders. Representatives of Deutsche Bank were then excused from the meeting and the Board further discussed the proposed transaction. Following the discussion, the Board unanimously (i) determined that the Acquisition Agreement and the transactions, including the Offer and the Merger, are advisable to, and in the best interest of, the Company and its stockholders, (ii) agreed that the Merger be subject to Section 251(h) of the DGCL, (iii) approved the execution, delivery and performance by the Company of the Acquisition Agreement and the consummation of the transactions, including the Offer and the Merger and (iv) resolved to recommend that the Company's stockholders tender their Shares to Purchaser pursuant to the Offer.

        Thereafter, the Company, Parent and Purchaser executed the Acquisition Agreement on the terms approved by their respective boards of directors. The transaction was announced in a joint press release issued by the Company and Parent following the close of the financial markets on May 27, 2015.

Reasons for Recommendation

        In evaluating the Offer and the Merger, the Board consulted with Rally's senior management, Rally's outside legal advisor, Cooley LLP, and Rally's financial advisor, Deutsche Bank, and, in the course of reaching its determination to approve the Acquisition Agreement, the Offer, the Merger and the Transactions, and to recommend that Rally's stockholders accept the Offer and tender their Shares pursuant to the Offer, the Board considered numerous factors, including the following material factors and benefits of the Offer and the Merger, each of which the Board believed supported its determination:

  •
  Premium to Market Price.  The Board reviewed the historical market prices, volatility and trading information with respect to the Shares. Specifically, the Board noted that the $19.50 price to be paid for each Share represented a 43% premium over the closing price of the Shares on May 26, 2015, the last full trading day before the Offer and the Merger were approved by the Board and publicly announced, a 27% premium over the 30-day spot price of the Shares on April 27, 2015, and a 22% premium over the 52-week high closing price of the Shares during the 52-week period prior to May 26, 2015.

  •
  Cash Consideration.  The form of consideration to be paid to holders of Shares in the Offer and Merger is cash, which will provide certainty of value and liquidity to Rally's stockholders.

  •
  Rally's Business and Financial Condition and Prospects.  The Board's familiarity with the business, operations, prospects, business strategy, market landscape, assets, cash position and financial condition of Rally, and the certainty of realizing a compelling value for Shares in the Offer compared to the continued operation of Rally's business as an independent standalone entity (including the risk factors set forth in Rally's Annual Report on Form 10-K for the year ended January 31, 2015, as filed with the SEC on April 7, 2015, Rally's Quarterly Report on Form 10-Q for the quarter ended April 30, 2015, as filed with the SEC on June 4, 2015, as well as risks associated with Rally's customer renewal rates, growth in absolute customer count, cost of customer levels, and an intensifying competitive landscape).

  •
  Review of Strategic Alternatives.  The Board's belief, after a thorough, independent review of strategic alternatives and discussions with Rally's management, that the value offered to stockholders in the Offer and the Merger was more favorable to the stockholders of Rally than the potential value that might have resulted from other strategic opportunities reasonably available to Rally, including remaining an independent company and pursuing Rally's strategic plan, or pursuing a business combination transaction with another party, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities, including Rally's customer renewal rates, growth in absolute customer count, cost of customer levels and the overall competitive landscape.

  •
  Risks of Remaining Independent.  The Board's assessment, after discussions with Rally's management and advisors, of the risks of remaining an independent company and pursuing Rally's strategic plan, including the risks (such risks are not intended to be exhaustive) relating to:

  •
  the volatility of the credit and equity capital markets and overall economic and financial conditions in recent years;

  •
  the growth of demand for Agile software development;

  •
  Rally's ability to successfully enter new markets and manage international expansion;

  •
  costs associated with defending intellectual property infringement and other claims and Rally's ability to maintain, protect and enhance our brand and intellectual property;

  •
  the financial performance, including revenue, costs, expenditures, growth rates, and operating expenses, of Rally and the ability to consistently generate positive cash flow and attain and sustain profitability; and

  •
  Rally's ability to integrate its solutions with other software applications.

  •
  Third-Party Solicitation Process.  At the Board's direction, Rally, with the assistance of its management and advisors, conducted a third-party solicitation process during the five months prior to the Board's approval of the Acquisition Agreement, during which Rally contacted and had discussions, at various stages, with a number of strategic and financial acquirors that were believed to have potential interest in, and the financial capability to consummate, a transaction with Rally. The Board believed that the Offer Price obtained from the result of that process was the highest that was reasonably attainable.

  •
  Negotiations with Parent.  The course of negotiations between Rally and Parent, resulting in two increases totaling $5.25, or approximately 37% over Parent's original proposal, in the price per Share offered by Parent, and improvements to the terms of the Acquisition Agreement in connection with those negotiations, and the Board's belief based on these negotiations that this was the highest price per Share that Parent was willing to pay and that these were the most favorable terms to Rally to which Parent was willing to agree.

  •
  Likelihood of Completion.  The belief of the Board that the Offer and the Merger likely will be completed, based on, among other things, the absence of a financing condition, Parent's representation that it has sufficient funds to pay the aggregate Offer Price and to consummate the Merger, the limited number of conditions to the Offer and Merger, each of which the Board believes will be satisfied in a timely manner, and Parent's prior experience in completing acquisitions of other companies.

  •
  Opinion of Rally's Financial Advisor.  The Board considered the opinion of Deutsche Bank, dated May 27, 2015, to the Board as to the fairness, from a financial point of view and as of such date, of the $19.50 per Share cash consideration to be received by holders of Shares (other than Parent, Purchaser and their respective affiliates) pursuant to the Acquisition Agreement, which opinion was based on and subject to the assumptions, limitations, qualifications and conditions described in such opinion as more fully described under the caption "Opinion of Rally's Financial Advisor." Deutsche Bank's opinion does not constitute a recommendation as to whether or not any holder of Shares should tender Shares pursuant to the Offer or as to how any such holder should vote or act with respect to the transaction or otherwise.

  •
  Tender Offer Structure.  The fact that the transaction is structured as an all-cash tender offer, which (i) permits a 15 day waiting period under the HSR Act (as defined below) (early termination of which was achieved on June 5, 2014) and (ii) can be completed, and the cash consideration for which can be delivered to Rally's stockholders, in each case promptly, reducing the period of uncertainty during the pendency of the transaction on stockholders, employees and customers, with a second-step merger in which stockholders who do not tender their Shares in the Offer will also receive the Offer Price.

  •
  Terms of the Acquisition Agreement.  The terms of the Acquisition Agreement, including the ability of Rally and the Board to consider and respond, under certain circumstances specified in the Acquisition Agreement, to an unsolicited, bona fide written proposal for a business combination from a third party prior to completion of the Offer and to engage, upon the terms and limitations specified in the Acquisition Agreement, with such third party.

  •
  Board's Ability to Withdraw or Change its Recommendation.  The Board's ability under the Acquisition Agreement, to withdraw or modify its recommendation in favor of the Offer and the Merger under certain circumstances, including its ability to terminate the Acquisition Agreement in connection with a superior offer, subject to payment of a termination fee of $17,400,000.

  •
  Reasonableness of Termination Fee.  The $17,400,000 termination fee, representing approximately 3.25% of the equity value of the transaction, payable by Rally to Parent in the event of certain termination events under the Acquisition Agreement, and the Board's determination that the termination fee is within the customary range of termination fees for transactions of this type.

  •
  Availability of Appraisal Rights.  The availability of statutory appraisal rights to Rally's stockholders who do not tender their Shares in the Offer and otherwise comply with all the required procedures under the DGCL, which allows such stockholders to seek appraisal of the fair value of their Shares as determined by the Delaware Court of Chancery.

        The Board also considered a variety of risks and other potentially negative factors of the Offer, the Merger, the Acquisition Agreement and the other transactions contemplated thereby, including the following:

  •
  No Stockholder Participation in Future Growth or Earnings.  The nature of the transaction as a cash transaction will prevent stockholders from being able to participate in any future earnings or growth of Rally, and stockholders will not benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if Rally engages in future strategic or other transactions or as a result of improvements to Rally's operations.

  •
  Taxable Consideration.  The gains from the transaction contemplated by the Acquisition Agreement would be taxable to stockholders for U.S. federal income tax purposes, and any gains from any appraisal proceeding would generally be taxable for U.S. federal income tax purposes to stockholders who perfect their appraisal rights.

  •
  Effect of Public Announcement.  The effect of a public announcement of the Acquisition Agreement on Rally's operations, stock price and employees and its ability to attract and retain key management, technical, research and sales personnel.

  •
  Effect of Failure to Complete Transactions.  If the Offer and the Merger and the other transactions contemplated by the Acquisition Agreement are not consummated:

  •
  the trading price of the Shares could be adversely affected;

  •
  Rally will have incurred significant transaction and opportunity costs attempting to consummate the transactions;

  •
  Rally may have lost suppliers, business partners, customers and employees after the announcement of the Offer;

  •
  Rally's business may be subject to significant disruption;

    •
    the market's perceptions of Rally's prospects could be adversely affected; and

    •
    Rally's directors, officers and other employees will have expended considerable time and effort to consummate the transactions, diverting their attention from the operation of Rally as an independent company.

  •
  Interim Restrictions on Business.  The restrictions in the Acquisition Agreement on the conduct of Rally's business prior to the consummation of the Merger, requiring Rally to operate its business in the ordinary course and subject to other restrictions, other than with the consent of Parent, may delay or prevent Rally from undertaking business opportunities that could arise prior to the consummation of the Offer and the Merger.

  •
  Termination Fee.  The requirement that Rally pay a termination fee of $17,400,000 if the Acquisition Agreement is terminated in certain circumstances could potentially deter third parties from making a competing offer for Rally prior to completion of the Offer, and could impact Rally's ability to engage in another transaction for up to one year if the Acquisition Agreement is terminated in certain circumstances.

  •
  Interests of the Board and Management.  The executive officers and directors of Rally may have interests in the transactions contemplated by the Acquisition Agreement that are different from, or in addition to, those of Rally's stockholders. See "Item 3. Past Contacts, Transactions, Negotiations and Agreements."

  •
  Regulatory and Government Approvals.  The amount of time it could take to complete the Offer and the Merger, including the risk that Parent and Purchaser might not receive the U.S. antitrust approval (such approval having been received on June 5, 2014) to complete the Offer or the Merger or that governmental authorities could attempt to condition their approvals or clearances of the Offer or the Merger on one or more of the parties' compliance with certain burdensome terms or conditions which may cause one of the Offer conditions not to be satisfied.

        The foregoing discussion of the Board's reasons for its recommendation to accept the Offer is not intended to be exhaustive, but addresses the material information and factors considered by the Board in its consideration of the Offer. The Board did not find it practicable to, and did not quantify or otherwise assign relative weights to, the specific reasons underlying its determination and recommendation. Rather, the Board viewed its determinations and recommendations as being based on the totality of the information and factors presented to and considered by the Board.

Certain Financial Projections

Five-Year Financial Projections

        The Company does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance or results of operations other than our quarterly and annual revenue and earnings per share guidance due to the inherent unpredictability of the underlying assumptions in long-term projections. In connection with the Board's strategic planning process, Company management prepared financial projections through fiscal year 2020 (the "Five-Year Financial Projections") reflecting the Company as a standalone company and provided these projections to the Board and Deutsche Bank. The Company also provided these projections to Parent and Purchaser in connection with their due diligence review. All information set forth below in this section is included solely to give the Company stockholders access to certain financial projections that were made available to certain parties in connection with the Offer and contemplated transactions and is not included in this Schedule 14D-9 in order to influence any stockholder's decision to tender Shares in the Offer or any other purpose.

        All financial projections described in this section were not prepared with a view toward public disclosure or for compliance with published guidelines of the SEC, American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or United States generally accepted accounting principles ("GAAP"). Neither our independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability. All financial projections in this section reflect numerous estimates and assumptions with respect to general business, economic, competitive, market and financial conditions and other future events, as well as matters specific to our business, all of which are difficult to predict and many of which are beyond the Company's control. The Five-Year Financial Projections assume continued operations in the Agile application lifecycle market and growth in headcount and expense to support our revenue growth. Financial projections are inherently uncertain and may not necessarily be predictive of actual future results, which results may vary materially from those projected. None of Parent, Purchaser or the Company's affiliates or advisors assumes any responsibility for the projections included in this section, whether different from actual future results or otherwise. Except as required by applicable securities laws, the Company does not intend to, and the Company disclaims any obligation to update, revise or correct the Five-Year Financial Projections or the Extended Financial Projections (defined below). The inclusion of the financial projections in this section should not be deemed an admission or representation by the Company or any other person with respect to such projections or that the projections included are viewed by the Company or any other person as material information regarding the Company. In fact, we view the projections as non-material in part because of the inherent risks and uncertainties associated with long-range projections and, as such, believe that stockholders should not place undue reliance on such projections.

        The Five-Year Financial Projections estimate product revenue, services revenue, total revenue, non-GAAP gross profit (calculated as total revenue minus cost of goods sold excluding stock-based compensation and amortization expense of acquired intangible assets), non-GAAP operating income (calculated as gross profit minus sales and marketing expenses, research and development expenses, and general and administrative expenses excluding stock-based compensation and amortization expense of acquired intangible assets) and free cash flow (calculated as cash flow from operations less capital expenditures, and assuming, in accordance with GAAP, that stock-based compensation is not treated as a cash expense).

All figures in US$mm	FY2016E	FY2017E	FY2018E	FY2019E	FY2020E
Total Product Revenue	88.4	113.8	138.6	168.3	204.0
Professional Services	21.9	24.8	26.4	29.5	32.4
Total Revenue	110.2	138.7	165.0	197.8	236.4
Non-GAAP gross profit	78.9	101.3	123.4	151.8	186.3
Non-GAAP operating income	(19.4)	(9.1)	1.9	19.3	43.7
Free Cash Flow	(12.2)	3.1	13.3	33.1	59.3

Extended Financial Projections

        In addition to the Five-Year Financial Projections, Company management also provided Deutsche Bank with management's views regarding the Company's projected financial performance for fiscal years 2021 through 2025 with certain key forecasting assumptions (the "Key Assumptions"), from which financial projections for such years, together with the Five-Year Financial Projections described above (together, the "Extended Financial Projections"), were derived for the Board's evaluation and Deutsche Bank's use and reliance in connection with its analyses and opinion (see "Opinion of the Company's Financial Advisor"). The Key Assumptions were: (i) total revenue growth should gradually decline from 20% revenue growth in fiscal year 2020 to 10% revenue growth in fiscal year 2025; (ii) non-GAAP operating income margin should remain relatively constant with a slight improvement once annual revenue growth drops below 15%; (iii) potential U.S. federal income tax savings expected by us from the utilization of net operating loss carryforwards should be fully utilized by late fiscal year 2021 and, as a result, projections in fiscal years 2021 through 2025 should include the payment of appropriate tax obligations; (iv) stock-based compensation should remain consistent with the absolute dollar amount of stock-based compensation assumed for fiscal year 2020 and; (v) purchases of property and equipment, or capital expenditures, should be approximately 4% of revenue.

        The Extended Financial Projections reflect the following estimated total revenue, non-GAAP operating income and unlevered free cash flow (calculated as non-GAAP operating income plus depreciation and amortization, less stock-based compensation, less cash taxes, less capital expenditures, plus changes in working capital):

All figures in US$mm	FY2016E	FY2017E	FY2018E	FY2019E	FY2020E	FY2021E	FY2022E	FY2023E	FY2024E	FY2025E
Revenue	110	139	165	198	236	272	311	351	393	432
Non-GAAP Operating Income	(19)	(9)	2	19	44	54	65	74	83	91
Unlevered Free Cash Flows(1)	(19)	(4)	7	28	55	65	70	59	65	72

(1)
The calculation of Unlevered Free Cash Flows in the Extended Financial Projections treats stock-based compensation as a cash expense in an amount of (7) for each of FY2016E through FY 2018E and (4) for each of FY2019E through FY 2025E.

Use of Non-GAAP Measures

        The Five-Year Financial Projections of the Company as a standalone company include estimates of non-GAAP gross profit, non-GAAP operating income and free cash flow, each of which is a non-GAAP financial measure within the meaning of applicable rules and regulations of the SEC. We monitor, among other financial performance measures, non-GAAP gross profit, non-GAAP operating income and free cash flow to help evaluate trends, establish budgets, measure the effectiveness of our sales and marketing efforts and assess operational effectiveness and efficiencies. The presentation of the non-GAAP financial measures is not intended to be considered in isolation as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. In addition, such non-GAAP financial measures are commonly used as a basis for investors and analysts to evaluate and compare the periodic and future operating performance and value of companies within the Company's industry.

        The following table presents a reconciliation of non-GAAP gross profit to GAAP gross profit, the most directly comparable GAAP measure for the Five-Year Financial Projections:

All Figures in US$mm	FY2016E	FY2017E	FY2018E	FY2019E	FY2020E
GAAP gross profit	77.5	99.7	121.9	151.1	185.7
Amortization expense of acquired intangible assets	0.4	0.4	0.4	0.0	0.0
Stock-based compensation expense	1.0	1.1	1.1	0.7	0.6
Non-GAAP gross profit	78.9	101.3	123.4	151.8	186.3

        The following table represents a reconciliation of non-GAAP operating income to GAAP operating income, the most directly comparable GAAP measure for the Five-Year Financial Projections:

All Figures in US$mm	FY2016E	FY2017E	FY2018E	FY2019E	FY2020E
GAAP operating income	(26.6)	(16.6)	(5.0)	15.0	40.0
Amortization expense of acquired intangible assets	0.5	0.4	0.4	0.0	0.0
Stock-based compensation expense	6.7	7.1	6.5	4.3	3.7
Non-GAAP operating income	(19.4)	(9.1)	1.9	19.3	43.7

        The following table presents a reconciliation of free cash flow to cash flow from operating activities, the most directly comparable GAAP measure for the Five-Year Financial Projections:

All Figures in US$000s	FY2016E	FY2017E	FY2018E	FY2019E	FY2020E
Cash flow from operating activities	(8.2)	8.7	19.9	41.0	68.8
Capital expenditures	(4.0)	(5.5)	(6.6)	(7.9)	(9.5)
Free Cash Flow	(12.2)	3.1	13.3	33.1	59.3

        For periods beyond fiscal year 2020, the Company is unable to provide a reconciliation of gross profit, operating income and free cash flow as a result of uncertainty regarding (and unreasonable effort in estimating) adjustments beyond the Company's control for such extended future periods.

        As noted above, the projections (and related reconciliations) reflect numerous estimates and assumptions made with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to our business, all of which are difficult to predict and many of which are beyond our control, and there can be no assurance that such projections will be realized.

Opinion of Rally's Financial Advisor

        Deutsche Bank has acted as financial advisor to Rally in connection with the transaction. On May 27, 2015, in connection with the execution of the Acquisition Agreement, Deutsche Bank delivered to the Board an opinion, dated May 27, 2015, to the effect that, as of such date and based on and subject to the assumptions, limitations, qualifications and conditions described in such opinion, the $19.50 per Share cash consideration to be received by holders of Shares (other than Parent, Purchaser and their respective affiliates) pursuant to the Acquisition Agreement was fair, from a financial point of view, to such holders.

        The full text of Deutsche Bank's written opinion, dated May 27, 2015, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Deutsche Bank in connection with its opinion, is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference. The summary of Deutsche Bank's opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the opinion. Deutsche Bank's opinion was addressed to, and for the use and benefit of, the Rally Board in connection with and for purposes of its evaluation of the transaction. Deutsche Bank expressed no opinion as to the merits of the underlying decision of Rally to engage in the transaction or the relative merits of the transaction as compared to any alternative transactions or business strategies. Deutsche Bank's opinion is not a recommendation as to whether or not any holder of Shares should tender Shares pursuant to the Offer or as to how any such holder should vote or act with respect to the transaction or otherwise.

        In connection with Deutsche Bank's role as financial advisor to Rally, and in arriving at its opinion, Deutsche Bank reviewed certain publicly available financial and other information concerning Rally, and certain internal analyses, financial forecasts and other information relating to Rally prepared or provided by the management of Rally. Deutsche Bank also held discussions with certain senior officers and other advisors of Rally regarding the business and prospects of Rally. In addition, Deutsche Bank:

  •
  reviewed the reported prices and trading activity for the Shares;

  •
  compared certain financial and stock market information for Rally with, to the extent publicly available, similar information for certain other companies it considered relevant whose securities are publicly traded;

  •
  reviewed, to the extent publicly available, the financial terms of certain business combinations which it deemed relevant;

  •
  reviewed a draft, provided to Deutsche Bank on May 26, 2015, of the Acquisition Agreement; and

  •
  performed such other studies and analyses and considered such other factors as it deemed appropriate.

        Deutsche Bank did not assume responsibility for independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning Rally or any other entity, including, without limitation, any financial information considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank, with the knowledge and permission of the Rally Board, assumed and relied upon the accuracy and completeness of all such information. Deutsche Bank did not conduct a physical inspection of any of the properties or assets, and did not prepare, obtain or review any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance sheet assets or liabilities) of Rally or any other entity nor did Deutsche Bank evaluate the solvency or fair value of Rally or any other entity under any laws relating to bankruptcy, insolvency or similar matters. With respect to the latest financial forecasts made available to Deutsche Bank that Deutsche Bank was directed to utilize in its analyses, Deutsche Bank assumed, with the knowledge and permission of the Rally Board, that such forecasts had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Rally as to the matters covered thereby. In rendering its opinion, Deutsche Bank expressed no view as to the reasonableness of such forecasts and projections or the assumptions on which they were based. Deutsche Bank's opinion was necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion. Deutsche Bank expressly disclaimed any undertaking or obligation to update, revise or reaffirm its opinion or to advise any person of any change in any fact or matter affecting its opinion of which it becomes aware after the date of its opinion.

        For purposes of rendering its opinion, Deutsche Bank assumed, with the knowledge and permission of the Rally Board, that, in all respects material to its analysis, the transaction would be consummated in accordance with the terms of the Acquisition Agreement and all applicable laws and other requirements without any waiver, modification or amendment of any term, condition or agreement. Deutsche Bank also assumed, with the knowledge and permission of the Rally Board, that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the transaction would be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions, terms or conditions would be imposed that would be material to its analysis. Deutsche Bank is not a legal, regulatory, tax or accounting expert and Deutsche Bank relied on the assessments made by Rally and its other advisors with respect to such issues. Representatives of Rally informed Deutsche Bank, and Deutsche Bank further assumed, with the knowledge and permission of the Rally Board, that the final terms of the Acquisition Agreement would not differ materially from the terms set forth in the draft of the Acquisition Agreement that Deutsche Bank reviewed.

        Deutsche Bank's opinion was approved and authorized for issuance by a Deutsche Bank fairness opinion review committee and was addressed to, and was for the use and benefit of, the Rally Board in connection with and for the purpose of its evaluation of the transaction. Deutsche Bank's opinion was limited to the fairness of the $19.50 per Share consideration, from a financial point of view, to holders of Shares (other than Parent, Purchaser and their respective affiliates) as of the date of the opinion. Deutsche Bank's opinion did not address any other terms of the transaction or the Acquisition Agreement nor did it address any terms, aspects or implications of any support agreement or other arrangement or agreement entered into in connection with or contemplated by the transaction. Deutsche Bank was not asked to, and its opinion did not, address the fairness of the transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of Rally, nor did it address the fairness of the contemplated benefits of the transaction. Deutsche Bank expressed no opinion as to the merits of the underlying decision by Rally to engage in the transaction or the relative merits of the transaction as compared to any alternative transactions or business strategies nor did Deutsche Bank express any opinion, and its opinion does not constitute a recommendation, as to whether or not any holder of Shares should tender Shares pursuant to the Offer or how any holder of Shares should vote or act with respect to the transaction or any other matter. In addition, Deutsche Bank did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any officers, directors or employees of Rally or other parties to the transaction, or any class of such persons, in connection with the transaction relative to the consideration payable in the transaction or otherwise.

        The following is a summary of the material financial analyses that were contained in Deutsche Bank's presentation to the Rally Board on May 27, 2015 and that were used by Deutsche Bank in connection with rendering its opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Deutsche Bank, nor does the order in which the analyses are described represent the relative importance or weight given to the analyses by Deutsche Bank. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Deutsche Bank's financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data on or before May 26, 2015, the last trading day prior to delivery of Deutsche Bank's opinion to the Rally Board, and is not necessarily indicative of current market conditions. For purposes of the analyses relating to Rally described below, Rally's fiscal year-end of January 31 was assumed to be equivalent to a calendar year-end of December 31.

Selected Public Companies Analysis

        Deutsche Bank reviewed and compared certain financial information and metrics for Rally with corresponding financial information and metrics for the following seven selected public companies that Deutsche Bank in its professional judgment considered generally relevant for comparative purposes with Rally as publicly traded software as-a-service, or SaaS, companies with business and financial profiles and other characteristics which Deutsche Bank in its professional judgment considered generally relevant for comparative purposes, collectively referred to as the selected companies:

•
Benefitfocus, Inc.

•
Opower, Inc.

•
Bazaarvoice, Inc.

•
ChannelAdvisor Corporation

•
Five9, Inc.

•
Marin Software Incorporated

•
Amber Road, Inc.

        The analysis of selected public companies was not simply mathematical; rather, it involved complex considerations and qualitative judgments, reflected in the opinion of Deutsche Bank, concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of such companies.

        Financial information and metrics reviewed included, among other things, ratios of enterprise value, calculated as the value of the relevant company's outstanding equity securities (taking into account its outstanding warrants and other convertible securities) based on the relevant company's closing stock price, or equity value, plus total debt (excluding in-the-money convertible debt) and minority interests less cash and cash equivalents, to estimated revenue for calendar year 2015 and calendar year 2016. In calculating trading multiples for the selected companies, Deutsche Bank used publicly available information, including certain financial estimates reported by selected equity research analysts. The overall low to high range of implied estimated revenue multiples observed for the selected companies for calendar year 2015 and calendar year 2016 were 1.4x to 6.0x (with a mean of 2.9x and a median of 2.5x) and 1.2x to 4.8x (with a mean of 2.5x and a median of 2.1x), respectively.

        Deutsche Bank then applied a selected range of calendar year 2015 and calendar year 2016 estimated revenue multiples derived from the selected companies of 2.5x to 5.0x and 2.0x to 4.0x, respectively, to Rally's calendar year 2015 and calendar year 2016 estimated revenue based on internal forecasts and estimates of Rally management. This analysis indicated the following implied equity value per Share reference ranges for Rally, as compared to the per Share consideration in the transaction:

Implied Equity Value Per Share Reference Ranges Based On:
CY 2015E Revenue	CY2016E Revenue	Per Share Consideration
$12.61 - $22.42	$12.67 - $22.54	$19.50

Selected Precedent Transactions Analysis

        Deutsche Bank reviewed certain publicly available financial information and metrics relating to the following seven selected transactions announced from April 16, 2010 to February 5, 2015 with enterprise transaction values of between $50 million and $1.0 billion that Deutsche Bank in its professional judgment considered generally relevant for comparative purposes as transactions involving SaaS companies, collectively referred to as the selected transactions:

Announcement Date	Acquiror	Target
• February 5, 2015	• Insight Venture Partners	• E2open, Inc.
• April 7, 2014	• GTCR	• Vocus, Inc.
• September 23, 2013	• Vista Equity Partners	• Greenway Medical Technologies Inc.
• December 20, 2012	• Oracle Corporation	• Eloqua, Inc.
• January 17, 2012	• Blackbaud, Inc.	• Convio Inc.
• December 8, 2011	• International Business Machines Corporation	• DemandTec Inc.
• April 16, 2010	• Oracle Corporation	• Phase Forward Incorporated

        The analysis of selected precedent transactions was not simply mathematical; rather, it involved complex considerations and qualitative judgments, reflected in the opinion of Deutsche Bank, concerning differences in financial and operational characteristics of the target companies involved in the selected precedent transactions and other factors that could affect the acquisition value of such companies.

        For each of the selected transactions, Deutsche Bank calculated the target company's enterprise value as a multiple of revenue for both the latest 12-month period prior to announcement of the relevant selected transaction and the immediately succeeding 12-month period subsequent to announcement of the relevant selected transaction. The overall low to high latest 12 months revenue and next 12 months estimated revenue multiples observed for the selected transactions for which information was publicly available were 2.4x to 9.7x (with a median of 3.7x) and 2.4x to 8.0x (with a median of 3.2x), respectively.

        Deutsche Bank then applied a selected range of latest 12 months revenue and next 12 months estimated revenue multiples derived from the selected transactions of 3.5x to 5.0x and 3.0x to 4.5x, respectively, to the latest 12 months revenue (calendar year 2014) and next 12 months estimated revenue (calendar year 2015) of Rally, respectively, based on Rally's public filings and internal forecasts and estimates of Rally management. This analysis indicated implied equity value per Share reference ranges for Rally as follows as compared to the per Share consideration in the transaction:

Implied Equity Value Per Share Reference Ranges Based On:
Latest 12 Months Revenue	Next 12 Months Revenue	Per Share Consideration
$13.71 - $18.39	$14.59 - $20.47	$19.50

Discounted Cash Flow Analysis

        Deutsche Bank performed an illustrative discounted cash flow analysis of Rally by calculating the standalone unlevered, after-tax free cash flows that Rally was forecasted to generate during the calendar years ended December 31, 2015 through December 31, 2024 based on internal forecasts and estimates of Rally management. For purposes of this analysis, (i) the potential U.S. federal income tax savings expected by the management of Rally to be realized by Rally from the utilization of net operating loss carryforwards was taken into account and (ii) stock-based compensation was treated as a cash expense. The implied terminal value of Rally was derived by applying to Rally's unlevered free cash flows for the calendar year ended December 31, 2024 a selected perpetuity growth rate range of 3% to 5%. Present values (as of December 31, 2014) of the cash flows and terminal values were calculated using a discount rate range of 13% to 15% derived from a weighted average cost of capital calculation. This analysis indicated the following implied equity value per Share reference range for Rally, as compared to the per Share consideration in the transaction:

Implied Equity Value Per
Share Reference Range	Per Share Consideration
$13.91 - $19.29	$19.50

Premiums Paid Analysis

        Deutsche Bank reviewed the premiums paid in selected U.S. change-of-control transactions and selected U.S. change-of-control technology transactions announced from January 1, 2012 to May 26, 2015 with transaction values ranging from approximately $50 million to $1.0 billion based on closing stock prices of the target companies involved in such transactions one day and one month, and based on the high closing stock prices of such target companies during the 52-week period, prior to public announcement of the relevant transaction. Negative premiums and premiums above 200% for one-day and one-month premiums were considered not meaningful. The overall implied 25th percentile to 75th percentile premiums during such one day, one month and 52-week periods observed for these transactions ranged from (i) for the selected U.S. transactions, approximately 17% to 51% (with a mean of 37% and a median of 30%), 19% to 53% (with a mean of 40% and a median of 33%) and (10%) to 15% (with a mean of 3% and a median of 4%), respectively, and (ii) for the selected U.S. technology transactions, approximately 21% to 55% (with a mean of 42% and a median of 40%), 23% to 62% (with a mean of 45% and a median of 43%) and (8%) to 18% (with a mean of 3% and a median of 5%), respectively.

        Deutsche Bank then applied selected ranges of premiums derived from these transactions of 20% to 50% to Rally's closing stock price on May 26, 2015 of $13.65 per Share, 20% to 50% to Rally's closing stock price on April 27, 2015 of $15.30 per Share and (10%) to 10% to Rally's high closing stock price during the 52-week period ended May 26, 2015 of $16.00 per Share. This analysis indicated

the following implied equity value per Share reference ranges for Rally, as compared to the per Share consideration in the transaction:

Implied Equity Value Per Share Reference Ranges Based On:
1-Day Premium	30-Day Premium	52-Week High Premium	Per Share Consideration
$16.38 - $20.48	$18.36 - $22.95	$14.40 - $17.60	$19.50

Additional Information

        Deutsche Bank observed certain additional information that was not considered part of Deutsche Bank's financial analysis with respect to its opinion but was noted for informational purposes, including the following:

  •
  the historical trading performance of the Shares over various periods, including one-month and 12-month periods ended May 26, 2015, which indicated low to high stock prices for the Shares during such periods of approximately $13.47 to $15.39 per Share and $8.48 to $16.00 per Share, respectively;

  •
  publicly available one-year forward Wall Street research analysts' stock price targets for the Shares as of May 26, 2015, which on an undiscounted basis, were $16.00 to $24.00 per Share (with a mean of $20.75 per Share and a median of $21.50 per Share) and, on a discounted basis (discounted one year using a 14% cost of equity), were approximately $14.04 to $21.05 per Share; and

  •
  reviewed certain publicly available financial information and metrics relating to nine selected SaaS transactions announced from September 15, 2009 to September 18, 2014 with enterprise transaction values of approximately $1.0 billion or more involving the following companies (acquiror/target): SAP SE/Concur Technologies, Inc. (September 18, 2014), Oracle Corporation/Responsys, Inc. (December 20, 2013), Salesforce.com Inc./ExactTarget, Inc. (June 4, 2013), International Business Machines Corporation/Kenexa Corporation (August 27, 2012), SAP SE/Ariba Inc. (May 22, 2012), Oracle Corporation/Taleo Corporation (February 9, 2012), SAP SE/SuccessFactors, Inc. (December 3, 2011), Oracle Corporation/RightNow Technologies, Inc. (October 24, 2011) and Adobe Systems Incorporated/ Omniture, Inc. (September 15, 2009), which reflected overall low to high latest 12 months revenue and next 12 months estimated revenue of 4.0x to 12.6x (with a median of 8.0x) and 3.2x to 10.2x (with a median of 6.3x), respectively.

General

        The preparation of a fairness opinion is a complex process involving the application of subjective business and financial judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Deutsche Bank believes that its analyses must be considered as a whole and that considering any portion of such analyses and the factors considered without considering all analyses and factors could create a misleading view of the process underlying its opinion. In arriving at its fairness determination, Deutsche Bank did not assign specific weights to any particular analyses.

        In conducting its analyses and arriving at its opinion, Deutsche Bank utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling Deutsche Bank to provide its opinion to the Rally Board as to the fairness, from a financial point of view, to holders of Shares (other than Parent, Purchaser and their respective affiliates) of the consideration payable in the transaction as of the date of the opinion and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. As described above, in connection with its analyses, Deutsche Bank made, and was provided by the management of Rally with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Deutsche Bank or Rally. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Since such analyses are inherently subject to uncertainty, based upon numerous factors or events beyond the control of Rally or its advisors, future results or actual values may differ materially from such estimates, forecasts or assumptions.

        The terms of the transaction, including the consideration, were determined through arm's-length negotiations between Rally and Parent and were approved by the Rally Board. Although Deutsche Bank provided advice to the Rally Board during the course of these negotiations, the decision to enter into the transaction was solely that of the Rally Board. The opinion and presentation of Deutsche Bank to the Rally Board were only one of a number of factors taken into consideration by the Rally Board in evaluating the transaction.

        Deutsche Bank is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. Deutsche Bank is an affiliate of Deutsche Bank AG, which together with its affiliates is referred to as the "DB Group." The DB Group in the past has provided and in the future may provide investment banking, commercial banking (including extension of credit) and other financial services to Rally or certain of its affiliates unrelated to the transaction, for which it has received or would expect to receive, compensation including, during the two-year period prior to the date of Deutsche Bank's opinion, having acted as a joint lead bookrunning manager for the initial public offering and a follow-on offering of Shares in 2013 for which services the DB Group received during such two-year period an aggregate fee of approximately $5 million. DB Group also in the past has provided, currently is providing and in the future may provide, investment banking, commercial banking (including extension of credit) or other financial services to Parent for which it received, or expects to receive, compensation, including during the two-year period prior to the date of Deutsche Bank's opinion, having provided certain cash management, securities and other transaction business services to Parent for which services the DB Group received during such two-year period an aggregate fee of less than $5,000. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Rally, Parent and their respective affiliates for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

        For a description of the terms of Deutsche Bank's engagement as Rally's financial advisor, see the discussion under "Item 5. Persons/Assets Retained, Employed, Compensated or Used" below.

Intent to Tender

        To our knowledge, after making reasonable inquiry, all of our executive officers and directors currently intend to tender, or cause to be tendered pursuant to the Offer, all Shares held of record by such persons immediately prior to the expiration of the Offer and, if necessary, to vote such Shares in favor of the approval of the Merger and the approval and adoption of the Acquisition Agreement. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. In addition, the directors and named executive officers of the Company have entered into Support Agreements, as further described in "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Rally and its Executive Officers, Directors and Affiliates" above.

Item 5.    Person/Assets Retained, Employed, Compensated or Used.

        Rally selected Deutsche Bank as its financial advisor in connection with the transaction based, among other things, on Deutsche Bank's qualifications, experience and reputation in mergers and acquisitions and its familiarity with Rally and its business. Rally has agreed to pay Deutsche Bank an aggregate fee, currently estimated to be approximately $8 million, for its services as financial advisor to Rally in connection with the transaction, of which a portion became payable upon delivery of Deutsche Bank's opinion (or would have become payable if Deutsche Bank had advised the Rally Board that it was unable to render an opinion) and approximately $7 million is contingent upon consummation of the Offer. Rally also has agreed to reimburse Deutsche Bank for it expenses and to indemnify Deutsche Bank against certain liabilities in connection with its engagement.

        Neither Rally nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Rally on its behalf with respect to the transaction or related matters.

Item 6.    Interest in Securities of the Subject Company.

        No transactions with respect to shares of our Common Stock have been effected by us or, to our knowledge after making reasonable inquiry, by any of our executive officers, directors or affiliates during the 60 days prior to the date of this Schedule 14D-9, except as set forth below.

Executive Officer	Date of transaction	Nature of Transaction	Number of shares	Price/ share
Timothy A. Miller	June 3, 2015	Gifted Shares to nonprofit organization	10,000	$	N/A
David A. Huberman	May 14, 2015	Shares acquired pursuant to vesting and release of Company RSUs	1,125		$0.00
Ryan A. Martens	April 28, 2015	Shares acquired pursuant to vesting and release of Company RSUs	2,650		$0.00
Kenneth M. Mesikapp	April 29, 2015	Shares acquired pursuant to vesting and release of Company RSUs	1,600		$0.00

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by us in response to the Offer which relate to a tender offer or other acquisition of our securities by Rally, any subsidiary of Rally or any other person.

        Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by us in response to the Offer which relate to, or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Rally or any subsidiary of Rally, (ii) any purchase, sale or transfer of a material amount of assets of Rally or any subsidiary of Rally, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Rally.

        We have agreed that from the date of the Acquisition Agreement to the Effective Time or the date, if any, on which the Acquisition Agreement is terminated, we will not, among other matters, solicit alternative acquisition offers. In addition, we have agreed to certain procedures that we must follow in the event Rally receives an unsolicited acquisition proposal. The information set forth in Section 11 of the Offer to Purchase, entitled "The Acquisition Agreement; Other Agreements" under the heading "Nonsolicitation Obligation" is incorporated herein by reference.

        Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of our Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.    Additional Information.

Golden Parachute Compensation

        See "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Rally and its Executive Officers, Directors and Affiliates—Golden Parachute Compensation."

Conditions of the Offer

        The information set forth in Section 15 of the Offer to Purchase, entitled "Certain Conditions to the Offer" is incorporated herein by reference.

Vote Required to Approve the Merger

        On May 27, 2015, our Board unanimously (i) determined that the Acquisition Agreement and the Transactions, including the Offer and the Merger, are advisable to, and in the best interest of, the Company and its stockholders, (ii) agreed that the Merger will be governed by Section 251(h) of the DGCL, (iii) approved the execution, delivery and performance by the Company of the Acquisition Agreement and the consummation of the Transactions, including the Offer and the Merger, and (iv) resolved to recommend that the stockholders of the Company tender their shares to Purchaser pursuant to the Offer.

        If Purchaser acquires, pursuant to the Offer, a majority of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL, without a vote by our stockholders.

State Takeover Laws

        A number of states (including Delaware, where we are incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

        In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a "business combination" (defined to include mergers and certain other actions) with an "interested stockholder" (including a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) for a period of three years following the time such person became an "interested stockholder" unless, among other things, the "business combination" is approved by the Board of Directors of such corporation before such person became an "interested stockholder."

        In accordance with the provisions of Section 203 of the DGCL, our Board has approved the Acquisition Agreement and the Transactions, as described in Item 4 above and, for purposes of Section 203 of the DGCL.

Notice of Appraisal Rights

        No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of Rally who have not properly tendered in the Offer and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, and who do not thereafter withdraw their demand for appraisal of their Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to receive appraisal rights for the "fair value" of their Shares in accordance with Section 262 of the DGCL. The "fair value" of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Rally stockholders should be aware that the fair value of their

Shares could be more than, the same as or less than the consideration to be received pursuant to the Merger. Rally stockholders should also note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to, and do not otherwise address, fair value under Section 262 of the DGCL. Moreover, Parent and/or Purchaser may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

        The obligations of Rally to notify stockholders of their appraisal rights will depend on how the Merger is effected. If the Merger is effected under Section 251(h) without holding a stockholder meeting, either Rally before the effective date of the Merger or the Surviving Corporation within ten days after the date the Merger has become effective, will be required to send a notice to each stockholder of record on the effective date of the Merger. The notice will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262 of the DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. This Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.

        The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of Delaware law. A copy of Section 262 of the DGCL is included as Annex II to this Schedule 14D-9.

        The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares pursuant to the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the Offer Conditions, you will receive the Offer Price for your Shares.

Legal Proceedings

        There are currently no material legal proceedings.

U.S. Antitrust Compliance

        Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the related rules and regulations that have been issued by the Federal Trade Commission (the "FTC"), certain proposed acquisitions may not be consummated until required information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and the applicable waiting period requirements have been satisfied. These requirements apply to Purchaser's proposed acquisition of the Shares in the Offer and the Merger.

        Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Parent of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. If the end of the 15 calendar day waiting period is set to fall on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 p.m., New York City time, the next business day. Each of Parent and Rally filed on May 28, 2015 a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. On June 5, 2015, the Company

received notice from the FTC and Antitrust Division that the waiting period mentioned above had been terminated early.

        The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the forgoing filings under the HSR Act that would be required for Parent's or Purchaser's acquisition or ownership of the Shares.

Cautionary Note Regarding Forward-Looking Statements

        This Schedule 14D-9 may contain forward-looking statements. Forward-looking statements in this communication include, without limitation, statements regarding prospective performance and opportunities and the outlook of our business, performance and opportunities, the anticipated timing of filings and approvals relating to the Transactions; the expected timing of the completion of the Transactions; the ability to complete the Transactions considering the various closing conditions; and any assumptions underlying any of the foregoing. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as "believes," "plans," "anticipates," "projects," "estimates," "expects," "intends," "strategy," "future," "opportunity," "may," "will," "should," "could," "potential," or similar expressions. The forward-looking statements contained herein are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. The actual results of the Transactions could vary materially as a result of a number of factors, including: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of our stockholders will tender their Shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Transactions may not be satisfied or waived; the possibility that the Transactions may not be timely completed, if at all; and that, prior to the completion of the Transactions, if at all, our business may experience significant disruptions due to Transactions-related uncertainty. Other factors that may cause actual results to differ materially include those set forth in the reports that we file from time to time with the SEC, including our annual report on Form 10-K for the fiscal year ended January 31, 2015, as filed with the SEC on April 7, 2015, our quarterly report on Form 10-Q for the quarter ended April 30, 2015, as filed with the SEC on June 4, 2015, and current reports on Form 8-K, as well as the Tender Offer Statement on Schedule TO and other tender offer documents filed by Purchaser and Parent. All of these materials related to the Transactions (and all other transaction documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors may also obtain free copies of the documents filed by Rally with the SEC by contacting Investor Relations at 3333 Walnut Street, Boulder, Colorado 80301, Phone (720) 446-4888 or by email at ir@rallydev.com. Also, Rally's investor relations page can be found at http://investors.rallydev.com/. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We do not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

Item 9.    Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated June 8, 2015 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of CA, Inc. and Grand Prix Acquisition Corp. filed with the Securities and Exchange Commission on June 8, 2015 (the "Schedule TO")).
(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

Exhibit No.	Description
(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(5)(A)
Press Release, issued by CA, Inc. and Rally Software Development Corp., dated May 27, 2015 (incorporated herein by reference to the press release filed under the cover of Schedule 14D-9C by Rally Software Development Corp. on May 27, 2015).
(a)(5)(B)	Summary Advertisement published in The Wall Street Journal on June 8, 2015 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).
(a)(5)(C)	Opinion, dated May 27, 2015, of Deutsche Bank Securities Inc. to our Board of Directors of Rally Software Development Corp. (incorporated by referenced to Annex I attached to this Schedule 14D-9).
(e)(1)
Acquisition Agreement, dated as of May 27, 2015, by and among Rally Software Development Corp., CA, Inc. and Grand Prix Acquisition Corp. (incorporated by reference to Exhibit 2.1 to Rally Software Development Corp.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 27, 2015).
(e)(2)
Form of Support Agreement, each dated May 27, 2015, by and among CA, Inc., Grand Prix Acquisition Corp., and certain stockholders of Rally Software Development Corp. (incorporated by reference to Exhibit 2.2 to Rally Software Development Corp.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 27, 2015).
(e)(3)	Confidentiality Agreement, dated December 9, 2014, by and between CA, Inc. and Rally Software Development Corp.
(e)(4)	Pertinent portions of the Rally Software Development Corp. proxy statement on Schedule 14A, filed with the SEC on May 11, 2015 (incorporated by reference as provided in Item 3 hereof).

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RALLY SOFTWARE DEVELOPMENT CORP.
	By:	/s/ TIMOTHY A. MILLER
		Name:	Timothy A. Miller
		Title:	President, Chief Executive Officer and Chairman

Dated: June 8, 2015

Annex I—Opinion, dated May 27, 2015, of Deutsche Bank Securities Inc. to our Board

Annex II—Section 262 of the Delaware General Corporation Law.

Annex I

[LETTERHEAD OF DEUTSCHE BANK SECURITIES INC.]

May 27, 2015

Board of Directors
Rally Software Development Corp.
3333 Walnut Street
Boulder, Colorado 80301

Ladies and Gentlemen:

        Deutsche Bank Securities Inc. ("Deutsche Bank") has acted as financial advisor to Rally Software Development Corp. ("Rally") in connection with an Acquisition Agreement (the "Agreement") to be entered into among CA, Inc. ("CA"), Grand Prix Acquisition Corp., a wholly owned subsidiary of CA ("Sub"), and Rally. We understand that the Agreement provides, among other things, for (i) the commencement by Sub of a tender offer (the "Tender Offer") to purchase all outstanding shares of the common stock, par value $0.0001 per share, of Rally ("Rally Common Stock") for $19.50 per share in cash (the "Consideration") and (ii) subsequent to completion of the Tender Offer, the merger of Sub with and into Rally (the "Merger" and, together with the Tender Offer as an integrated transaction, the "Transaction") as a result of which Rally will become a wholly owned subsidiary of CA and pursuant to which each outstanding share of Rally Common Stock (other than dissenting shares, treasury shares of Rally and shares owned directly or indirectly by Rally or CA) not previously tendered in the Tender Offer will be converted into the right to receive the Consideration.

        You have requested our opinion, as investment bankers, as to the fairness, from a financial point of view, to holders of Rally Common Stock (other than CA, Sub and their respective affiliates) of the Consideration to be received by such holders pursuant to the Agreement.

        In connection with our role as financial advisor to Rally, and in arriving at our opinion, we reviewed certain publicly available financial and other information concerning Rally, and certain internal analyses, financial forecasts and other information relating to Rally prepared or provided to us by the management of Rally. We also have held discussions with certain senior officers and other advisors of Rally regarding the business and prospects of Rally. In addition, we have (i) reviewed the reported prices and trading activity for Rally Common Stock, (ii) compared certain financial and stock market information for Rally with, to the extent publicly available, similar information for certain other companies we considered relevant whose securities are publicly traded, (iii) reviewed, to the extent publicly available, the financial terms of certain business combinations which we deemed relevant, (iv) reviewed a draft, provided to us on May 26, 2015, of the Agreement, and (v) performed such other studies and analyses and considered such other factors as we deemed appropriate.

        We have not assumed responsibility for independent verification of, and have not independently verified, any information, whether publicly available or furnished to us, concerning Rally or any other entity, including, without limitation, any financial information considered in connection with the rendering of our opinion. Accordingly, for purposes of our opinion, we have, with your knowledge and permission, assumed and relied upon the accuracy and completeness of all such information. We have not conducted a physical inspection of any of the properties or assets, and have not prepared, obtained or reviewed any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance sheet assets or liabilities), of Rally or any other entity, nor have we evaluated the solvency or fair value of Rally or any other entity under any laws relating to bankruptcy, insolvency or similar matters. With respect to the latest financial forecasts made available to us that we have been directed to utilize in our analyses, we have assumed with your knowledge and permission that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Rally as to the matters covered thereby. In rendering

Rally Software Development Corp.

our opinion, we express no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Our opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect our opinion, and we expressly disclaim any undertaking or obligation to update, revise or reaffirm our opinion or to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

        For purposes of rendering our opinion, we have assumed with your knowledge and permission that, in all respects material to our analysis, the Transaction will be consummated in accordance with the terms of the Agreement and all applicable laws and other requirements without any waiver, modification or amendment of any term, condition or agreement. We also have assumed, with your knowledge and permission, that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions, terms or conditions will be imposed that would be material to our analysis. We are not legal, regulatory, tax or accounting experts and have relied on the assessments made by Rally and its other advisors with respect to such issues. Representatives of Rally have informed us, and we further have assumed, with your knowledge and permission, that the final terms of the Agreement will not differ materially from the terms set forth in the draft of the Agreement we have reviewed.

        This opinion has been approved and authorized for issuance by a Deutsche Bank fairness opinion review committee and is addressed to, and is for the use and benefit of, the Board of Directors of Rally in connection with and for the purpose of its evaluation of the Transaction. This opinion is limited to the fairness of the Consideration, from a financial point of view, to holders of Rally (other than CA, Sub and their respective affiliates) as of the date hereof. This opinion does not address any other terms, aspects or implications of the Transaction or the Agreement nor does it address any terms, aspects or implications of any support agreement or other arrangement or agreement entered into in connection with or contemplated by the Transaction. You have not asked us to, and this opinion does not, address the fairness of the Transaction, or any consideration received in connection therewith, to the holders of the class of securities, creditors or other constituencies of Rally, nor does it address the fairness of the contemplated benefits of the Transaction. We express no opinion as to the merits of the underlying decision by Rally to engage in the Transaction or the relative merits of the Transaction as compared to any alternative transactions or business strategies. We express no opinion, and this opinion does not constitute a recommendation, as to whether or not any holder of shares of Rally Common Stock should tender such shares pursuant to the Tender Offer or as to how any holder of shares of Rally Common Stock should vote or act with respect to the Transaction or any other matter. In addition, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any officers, directors, or employees of Rally or other parties to the Transaction, or any class of such persons, in connection with the Transaction relative to the Consideration or otherwise.

        Deutsche Bank will be paid a fee for its services as financial advisor to Rally in connection with the Transaction, a portion of which is payable upon delivery of this opinion (or would have become payable if Deutsche Bank had advised the Board of Directors that it was unable to render this opinion) and the principal portion of which is contingent upon consummation of the Tender Offer. Rally also has agreed to reimburse Deutsche Bank for its expenses, and to indemnify Deutsche Bank against certain liabilities, in connection with its engagement. We are an affiliate of Deutsche Bank AG (together with its affiliates, the "DB Group"). The DB Group in the past has provided and in the future may provide investment banking, commercial banking (including extension of credit) and other

Rally Software Development Corp.

financial services to Rally or certain of its affiliates unrelated to the Transaction, for which it has received, or would expect to receive, compensation including, during the past two years, having acted as a joint lead bookrunning manager for the initial public offering and a follow-on offering of Rally Common Stock in 2013. The DB Group also in the past has provided, currently is providing and in the future may provide, investment banking, commercial banking (including extension of credit) or other financial services to CA or certain of its affiliates for which it has received, or expects to receive, compensation including, during the past two years, having provided certain cash management, securities and other transaction business services to CA. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Rally, CA and their respective affiliates for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

        Based upon and subject to the foregoing assumptions, limitations, qualifications and conditions, it is Deutsche Bank's opinion as investment bankers that, as of the date hereof, the Consideration to be received by holders of Rally Common Stock (other than CA, Sub and their respective affiliates) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,
/S/ DEUTSCHE BANK SECURITIES INC.
DEUTSCHE BANK SECURITIES INC.

Annex II

Section 262 of the Delaware General Corporation Law

        SECTION 262.    APPRAISAL RIGHTS.

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to §228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to §251 (other than a merger effected pursuant to §251(g) of this title and, subject to paragraph (b)(3) of this section, §251(h) of this title), §252, §254, §255, §256, §257, §258, §263 or §264 of this title:

          (1)   Provided, however, that, except as expressly provided in §363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in §251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2) a. and b.; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2) a., b. and c. of this section.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under §251(h), §253 or §267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

          (4)   In the event of an amendment to a corporation's certificate of incorporation contemplated by §363(a) of this title, appraisal rights shall be available as contemplated by §363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation", and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation".

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of §114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to §228, §251(h), §253, or §267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of §114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to §251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by §251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to §251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by §251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.